As filed with the Securities and Exchange Commission

                               on April 29, 2002

                                                   1933 ACT FILE NO.
                                                   1940 ACT FILE NO.  811-8727
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2
                        (Check appropriate box or boxes)

                             REGISTRATION STATEMENT
                                      Under

                         THE SECURITIES ACT OF 1933          [X]
                         PRE-EFFECTIVE AMENDMENT NO.         [_]
                        POST-EFFECTIVE AMENDMENT NO.         [_]
                                     AND/OR

                             REGISTRATION STATEMENT
                                      Under

                     THE INVESTMENT COMPANY ACT OF 1940      [X]


                               AMENDMENT NO. 11              [X]

                   SunAmerica Senior Floating Rate Fund, Inc.


               (Exact name of registrant as specified in Charter)


                             The SunAmerica Center
                                733 Third Avenue
                               New York, NY 10017


                    (Address of Principal Executive Officers)

                         Registrant's telephone number,
                               including area code

                                 (800) 858-8850

                             Robert M. Zakem, Esq.
                    Senior Vice President and General Counsel
                       SunAmerica Asset Management Corp.
                             The SunAmerica Center
                          733 Third Avenue--3rd Floor
                            New York, NY 10017-3204


                     (Name and Address of agent for service)

                                   Copies to:


                             Margery K. Neale, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022

Approximate Date of Public Offering: Not Applicable

If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [_]


It is proposed that this filing will become effective:

[_] when declared effective pursuant to section 8 (c).
[X] immediately upon filing pursuant to paragraph (b).
[_] on (date) pursuant to paragraph (b).
[_] 60 days after filing pursuant to paragraph (a).
[_] on (date) pursuant to paragraph (a) of Rule 486.
[_] This  post-effective  amendment  designates  a  new  effective  date  for  a previously filed registration statement.
[_] This  Form is  filed  to  register  additional  securities  for an  offering pursuant to Rule 462(b)  under the  Securities  Act and the  Securities  Act
    registration   statement  number  of  the  earlier  effective   registration
    statement for the same offering is ______.

This registration statement incorporates a combined prospectus pursuant to Rule 429, which relates to earlier registration statements filed by the Registrant on August 6, 1998, March 29, 1999 (See File No. 333-49273), April 13, 1999 (See
File No.  333-76157);  August 4, 1999 (See File No.  333-84429),  March 17, 2000
(See File No. 333-32798),  January 17, 2001 (See File No.  333-53840),  March 1,
2001 (See File No. 333-56408) and April 24, 2001 (See File No.  333-59432). This
prospectus may also be used in connection with sales of securities registered by the Registrant under those registration statements.

                        SunAmerica

                                    [GRAPHIC]

                           THE RETIREMENT SPECIALIST

                           Senior Floating Rate Fund

                                                          PROSPECTUS 2002

                                                  [LOGO] SunAmerica Mutual Funds

The SunAmerica Senior Floating Rate Fund, Inc. (the "Fund"), a closed-end investment company, seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without an initial sales charge. Class B and Class C shares are subject to an Early Withdrawal Charge. SunAmerica Asset Management Corp. ("SAAMCo") is the Fund's investment adviser. SAAMCo has engaged Stanfield Capital Partners LLC ("Stanfield") as subadviser to manage the investment of the Fund's assets.

In order to provide liquidity to shareholders, the Fund will make monthly Repurchase Offers at net asset value for a percentage of its outstanding shares, which we generally expect will be 10%. See "Repurchase Offers" on page 16.

Shares of the Fund involve investment risks, including the possible loss of some or all of the principal investment. The Fund may invest all or substantially all of its assets in securities that are rated below investment grade by a nationally recognized statistical rating organization, or in comparable unrated securities. See "Risk Factors" on page 12. The Fund may borrow, primarily in connection with the Fund's monthly Repurchase Offers for its shares. See "Repurchase Offers" on page 16, and "Borrowing by the Fund" on page 15.


No market presently exists for the Fund's shares and we do not currently anticipate that a secondary market will develop for the Fund's shares. Fund shares may not be readily marketable.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.


This Prospectus sets forth important information about the Fund that you should know before investing; you should read and retain it for future reference. The Fund has filed a Statement of Additional Information dated April 29, 2002 with the Securities and Exchange Commission, which is incorporated by reference herein. The Table of Contents of the Statement of Additional Information appears at the end of this Prospectus. The Statement of Additional Information is available without charge from the Fund or its distributor, SunAmerica Capital Services, Inc. ("SACS"), at The SunAmerica Center, 733 Third Avenue, New York, New York 10017. The Statement of Additional Information and other information about the Fund also are available on the Commission's website (http://www.sec.gov).


The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund's net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund generally will pay repurchase proceeds on the next business day following the Pricing Date, and, in any event, within five business days (or seven calendar days, whichever is shorter) of the Pricing Date.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
                         PRICE TO                                   PROCEEDS TO
                         PUBLIC(1)             SALES LOAD(2)          FUND(3)
--------------------------------------------------------------------------------
Per Class B Share      $       9.06                None            $       9.06
--------------------------------------------------------------------------------
Per Class C Share      $       9.06                None            $       9.06
--------------------------------------------------------------------------------
Per Class D Share      $       9.06                None            $       9.06
Total                  $674,559,233                None            $674,559,233
--------------------------------------------------------------------------------

(1) The shares are offered on a best efforts basis at a price equal to net asset value, which as of April 10, 2002 was $9.06 per share for each class of shares.

(2) Class B and Class C shares are subject to an Early Withdrawal Charge and asset-based Distribution and Service Fees.

(3) Assuming the sale of shares currently registered but unsold as of April 10, 2002 at a price of $9.06, per share.

                        PROSPECTUS DATED APRIL 29, 2002

APRIL 29, 2002                                                        PROSPECTUS

SUNAMERICA SENIOR FLOATING RATE FUND, INC.


SunAmerica Senior Floating Rate Fund

             Class B Shares (XNASX)
             Class C Shares (NFRCX)
             Class D Shares (XNDSX)


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


Fund Expenses .............................................................    3
Summary ...................................................................    5
Financial Highlights ......................................................    7
The Fund ..................................................................    8
Investment Objective ......................................................    8
Use of Proceeds ...........................................................    8
Investment Policies .......................................................    8
Investments ...............................................................    9
Risk Factors ..............................................................   12
Repurchase Offers .........................................................   16
Management of the Fund ....................................................   19
Valuing Fund Shares .......................................................   20
Performance Information ...................................................   21
Multiple Pricing System ...................................................   22
How to Buy Fund Shares ....................................................   23
Shareholder Services ......................................................   29
Distributions .............................................................   30
Taxes .....................................................................   30
Description of Shares .....................................................   31
The Merger ................................................................   33
Reports to Shareholders ...................................................   33
Statement of Additional Information Table of Contents .....................   34

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                                 FUND EXPENSES
--------------------------------------------------------------------------------

     The following table and Example are intended to help you understand the direct and indirect expenses applicable to each class of shares of the Fund. This information is based on fees and expenses for the fiscal year ended December 31, 2001, after expense waivers and reimbursements that are currently in effect.


Shareholder Transaction Expenses                             Class B                       Class C         Class D
---------------------------------                            -------                       -------         -------
Sales Charge Imposed on Purchases of Shares
   (as a percentage of offering price) ................      None                            None            None
Sales Charge Imposed on Dividend Reinvestment .........      None                            None            None
Early Withdrawal Charges
   (as a percentage of original purchase price or
   repurchase, whichever is lower) ....................      3% first year
                                                             2.5% second year
                                                             2% third year
                                                             1% fourth year           1% first year
                                                             0% after fourth year     0% after first year    None
Exchange fee ..........................................      None                     None                   None

Annual Fund Operating Expenses
(as a percentage of average net assets attributable to common shares)(1)



                                                                       Class B     Class C    Class D
                                                                       -------     -------    -------
Management Fee (2) .................................................    0.85%       0.85%      0.85%
Interest Payments on Borrowed Funds ................................    0.00%       0.00%      0.00%
Service Fee ........................................................    0.20%       0.25%      0.00%
Distribution Fee (after waiver or reimbursement)(3)(4) .............    0.00%       0.00%      0.00%
Administration Fee (after waiver or reimbursement)(2)(4) ...........    0.00%       0.00%      0.00%
Other Expenses .....................................................    0.40%       0.40%      0.40%

Total Fund Operating Expenses (after waiver or reimbursement)(4) ...    1.45%       1.50%      1.25%

(1)  See "Management of the Fund" for additional information.

(2) The management fee and administration fee are based on a percentage of the Fund's average daily gross assets (gross assets are total assets minus all liabilities except debt).

(3) The Fund is subject to a distribution fee of 0.50% of average daily net assets for both Class B and Class C shares.

(4) The Fund's investment adviser has agreed to waive or reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45%, 1.50% and 1.25% for Class B shares, Class C shares and Class D shares, respectively. Absent such waiver or reimbursement, estimated expenses for Class B would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, distribution fee of 0.50%, and other expenses of 0.47%; and total Fund operating expenses of 2.47%. Absent such waiver or reimbursement, estimated expenses for Class C would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, distribution fee of 0.50%, and other expenses of 0.52%; and total Fund operating expenses of 2.52%. Absent such waiver or reimbursement, estimated expenses for Class D would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, and other expenses of 1.02%; and total Fund operating expenses of 2.27%.

     The Fund also has Class A Shares, which are available only through a conversion of Class B shares and not offered to the public. Class B Shares automatically convert into Class A Shares eight years after purchase. Class C Shares do not have a conversion feature (except that Class C Shares purchased before August 18, 1999 automatically convert into Class A Shares ten years after purchase). See "Multiple Pricing System--Conversion Feature." Class A Shares are not subject to any shareholder transaction expenses on conversion. The estimated annual Fund operating expenses of Class A Shares are: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, and other expenses of 0.47%, with total annual expenses of 1.45%. This total reflects SAAMCo's agreement to waive or reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45% of average daily net assets minus monies borrowed. See note 4, above. Absent this waiver or reimbursement, total Fund operating expenses of Class A shares would be 1.97%. Reflects SAAMCo's contractual obligation to waive, and to the extent necessary, reimburse certain fees and expenses of the Fund through November 16, 2002.


     Service and distribution fees include an asset-based sales charge; as a result long-term shareholders of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. ("NASD"). See "How to Buy Fund Shares."

EXAMPLE
--------------------------------------------------------------------------------

An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return.


                                1 YEAR       3 YEARS      5 YEARS      10 YEARS
                                ------       -------      -------      --------
Class B Shares .............      $45          $66          $79          $174
Class C Shares .............      $25          $47          $82          $179
Class D Shares .............      $13          $40          $69          $151


     Federal regulations require the Example to assume a 5% annual return, but actual return will vary. The Example assumes reinvestment of all dividends and distributions at net asset value and repurchase at the end of each period.

     The Example should not be considered a representation of future expenses. Actual expenses may be higher or lower than the amounts shown in the fee table and, consequently, the actual expenses incurred by an investor may be greater (in the event the expense limitations are removed) or less than the amounts shown in the Example. Moreover, while the Example assumes a 5% annual return, performance will vary and may result in a return greater or less than 5%.

--------------------------------------------------------------------------------
                                    SUMMARY
--------------------------------------------------------------------------------

Investment Objective

     The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other senior secured floating rate debt obligations ("Loans"). See "Investment Objective" on page 8.


The Loans


     The Loans are generally direct debt obligations undertaken by U.S. corporations in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings. The Loans have floating rates of interest that reset periodically and generally are tied to a rate such as the London Interbank Offered Rate ("LIBOR") for 90-day dollar deposits. The Loans are secured and generally hold the most senior position in the borrower's capitalization structure. In selecting Loans, the Fund will employ credit standards that Stanfield, the Fund's subadviser, has established.

     Under normal market conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans. The Fund may hold up to 20% of its assets in cash, investment grade short-term debt and medium term obligations, and unsecured senior floating rate loans. There is no assurance that the Fund's objective will be achieved. See "Investment Policies" on page 8.


Repurchase Offers

     The Fund is a closed-end investment company and, as such, does not redeem its shares. We do not anticipate that a secondary market for Fund shares will develop. In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will conduct monthly offers to repurchase at net asset value a percentage of its outstanding shares, which we generally expect will be 10%. If a Repurchase Offer is oversubscribed, the Fund will repurchase shares pro rata, and may repurchase up to an additional 2% of outstanding shares during any three-month period. Repurchases will be subject to any applicable Early Withdrawal Charge.


     The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund's net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund expects to distribute payment on the next business day; in any event, the Fund will pay repurchase proceeds no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date (the "Repurchase Payment Deadline"). Shareholders will be sent notification of each upcoming Repurchase Offer 7 to 14 days before the next Repurchase Request Date. See "Repurchase Offers" on page 16.


Investment Management


     SAAMCo is the Fund's investment adviser. Stanfield, as subadviser to the Fund, is responsible for managing the investment and reinvestment of the Fund's assets. See "Management of the Fund" on page 19.

     Stanfield Capital Partners LLC ("Stanfield"), a New York limited liability company, is an independent, management controlled company dedicated to credit-based investment strategies. Stanfield was formed in February 1998 by a team of investment professionals with strong high yield bank loan and high yield bond management capability. Since 1990, the investment professionals of Stanfield have managed assets aggregating approximately $9.9 billion. As of March 31, 2002, Stanfield's total assets under management were approximately $7.8 billion.


Risk Factors

     The Fund's net asset  value is  expected  to be  relatively  stable  during normal market conditions because the Fund's assets will consist primarily of floating rate Loans and short-term instruments. Nevertheless, there are circumstances that could cause a decline in the Fund's net asset value. The Fund is not a money market fund and its net asset value will fluctuate.


     Investments in Loans involve certain risks, including, among others, risks of nonpayment of principal and interest; collateral impairment; nondiversification and borrower industry concentration; and lack of full liquidity, which may impair the Fund's ability to obtain full value for Loans sold. In addition, your ability to liquidate your investment will be subject to the limits on monthly Repurchase Offers. See "Risk Factors" on page 12.


     The Fund may invest all or substantially all of its assets in Loans or other securities that are rated below investment grade, or in comparable unrated securities. Loans made in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings are subject to greater credit risks than other Loans in which the Fund may invest.

It is expected that the Fund's Loans will consist primarily of such Loans. These credit risks include the possibility of a default on the Loan or bankruptcy of the Borrower. The value of these Loans is subject to a greater degree of volatility in response to interest rate fluctuations and these Loans may be less liquid than other Loans.

Distributions

     The Fund will declare distributions daily and pay distributions monthly. Substantially all of the Fund's investment income, less Fund expenses, will be declared daily as a distribution to shareholders of record at the time of the declaration.

How to Buy Fund Shares


     Shares are offered continuously for sale through securities dealers and banks that have executed an agreement (a "Selling Agreement") with SACS (the "Distributor"), the distributor of the Fund's shares. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     An initial investment in the Fund must be at least $5,000, and additional investments must be at least $500. There is a $100 minimum initial and $50 additional investment requirement for purchases in connection with tax-sheltered retirement accounts. The Fund reserves the right to waive any minimum investment requirements and to refuse any order for the purchase of shares. See "How to Buy Fund Shares" on page 23.


Classes of Shares


     The Fund offers three classes of shares ("Class B" shares, "Class C" shares and "Class D" shares). Class B and Class C shares are offered to the general public, with each class having a different sales charge structure (the "Multiple Pricing System"). Class B and Class C each has distinct advantages and disadvantages for different investors, and you should choose the class that best suits your circumstances and objectives. See "Multiple Pricing System." Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are available only to investors participating in a fee-based investment advisory program (such as a "wrap" program) or agency commission program or to investors who received Class D shares of the Fund in connection with the reorganization of the CypressTree Senior Floating Rate Fund, Inc. ("CypressTree Investors").


     Class B shares. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of the shares repurchased. Class B shares are also subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of their respective average annual net assets.

     Class C shares. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of shares repurchased. Class C shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of their respective average annual net assets.

     For a discussion of factors to consider in selecting the most beneficial class of shares for a particular investor, see "Multiple Pricing System-- Factors for Consideration."

     Class D shares. Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are available only to investors participating in a fee-based investment advisory program (such as a "wrap" program) or agency commission program or to CypressTree Investors.


     Automatic Conversion. The Fund also has Class A shares, which are available only through a conversion of Class B and not offered to the public. Class B shares will automatically convert to Class A Shares of the Fund eight years after purchase. Class C shares do not have a conversion feature (except that Class C shares purchased before August 18, 1999 will automatically convert to Class A shares of the Fund ten years after purchase). Class A shares are subject to a service fee of 0.25% of average annual net assets. See "Multiple Pricing System--Conversion Feature."


     This Summary is not complete and is qualified in its entirety by reference to the more detailed information included elsewhere in the Fund's Prospectus and in the Fund's Statement of Additional Information. You should read this Summary in conjunction with the more detailed information included elsewhere.

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                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


This table summarizes the Fund's financial history. The information for the fiscal year ended December 31, 2001 has been audited by PricewaterhouseCoopers LLP, the Fund's independent accountants. The audit report, along with the Fund's financial statements, are incorporated by reference in the Statement of Additional Information ("SAI") and Annual Report, which are available upon request. The information for prior fiscal periods have been audited by Deloitte & Touche LLP.



                                                       Class B                          Class C                   Class D
                                            ------------------------------  --------------------------------    -----------
                                                                                                                Period from
                                              Year       Year       Year      Year        Year        Year       5/02/01*
                                             ended      ended      ended     ended       ended       ended        through
                                            12/31/01   12/31/00   12/31/99  12/31/01    12/31/00    12/31/99     12/31/01
---------------------------------------------------------------------------------------------------------------------------
Net Asset Value, Beginning of
     Period                                 $  9.64    $  9.98    $  9.98   $   9.64    $   9.98    $   9.98     $  9.46
---------------------------------------------------------------------------------------------------------------------------
Investment Operations:
     Net investment income                     0.58       0.75       0.69       0.57        0.76        0.69        0.35
     Net realized and unrealized
         gain/(loss) on investments           (0.60)     (0.33)      0.00      (0.60)      (0.33)       0.00       (0.42)
---------------------------------------------------------------------------------------------------------------------------
         Total from investment operations     (0.02)      0.42       0.69      (0.03)       0.43        0.69       (0.07)
---------------------------------------------------------------------------------------------------------------------------
Distributions
     Dividends from net investment
         income                               (0.59)     (0.76)     (0.69)     (0.58)      (0.77)      (0.69)      (0.36)
---------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period              $  9.03    $  9.64    $  9.98   $   9.03    $   9.64    $   9.98     $  9.03
---------------------------------------------------------------------------------------------------------------------------
Total Return                                  (0.41)%     4.61%      7.13%     (0.45)%      4.60%       7.12%      (0.79)%+
---------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data
     Net assets, end of period (000's)      $42,335    $50,966    $37,439   $140,664    $227,662    $173,322     $26,372
     Ratio of net expenses to average
         net assets                            1.45%      1.42%      0.70%      1.50%       1.43%       0.79%       1.25%#
     Ratio of net investment income to
         average net assets                    6.23%      7.85%      6.87%      6.28%       7.85%       6.82%       5.66%#
     Portfolio turnover rate                     69%        41%        30%        69%         41%         30%         69%+
     Expense ratio before waiver of
         fees and reimbursement of
         expenses by adviser                   2.47%      2.31%      2.29%      2.52%       2.32%       2.25%       2.27%#
     Net investment income ratio
         before waiver of fees and
         reimbursement of expenses
         by adviser                            5.21%      6.96%      5.28%      5.26%       6.96%       5.36%       4.64%#


----------
*    Commencement of Operations

+    Not annualized

#    Annualized

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                                    THE FUND
--------------------------------------------------------------------------------


     The Fund is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund's principal office is located at The SunAmerica Center, 733 Third Avenue, New York, New York 10017. This prospectus will sometimes refer to the Fund as "we".


--------------------------------------------------------------------------------
                              INVESTMENT OBJECTIVE
--------------------------------------------------------------------------------

     The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other institutionally traded senior secured floating rate debt obligations ("Loans"). There is no assurance that the Fund's objective will be achieved.

--------------------------------------------------------------------------------
                                USE OF PROCEEDS
--------------------------------------------------------------------------------

     The Fund will invest net proceeds of this offering in accordance with the Fund's investment objective and policies. The precise time frame for these investments will depend on the availability of Loans and other relevant conditions. Pending such investment, the Fund will invest the net proceeds of this offering in investment grade short-term or medium-term debt obligations.

--------------------------------------------------------------------------------
                              INVESTMENT POLICIES
--------------------------------------------------------------------------------


     Under normal market conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans (i.e., senior secured floating rate loans and other institutionally traded secured floating rate debt obligations). The Fund may invest up to 20% of the Fund's assets in cash, in investment grade short-term and medium-term debt obligations, or in senior unsecured floating rate loans ("Unsecured Loans").


     Loans consist generally of direct obligations of companies (collectively, "Borrowers"), primarily U.S. companies or their affiliates, undertaken to finance the growth of the Borrower's business, internally or externally, or to finance a capital restructuring. Loans in which the Fund will invest are primarily highly-leveraged Loans made in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings.


     In selecting Loans, the Fund will employ credit standards established by Stanfield. The Fund will purchase Loans only if, in the judgment of Stanfield, the Borrower can meet debt service on the Loan (except in the case of Discount Loans as described below). The Fund will acquire Loans that are, in the judgment of Stanfield, in the category of senior debt of the Borrower and that generally hold the most senior position in the Borrower's capitalization structure. A Borrower must also meet other criteria established by Stanfield and deemed by it to be appropriate to the analysis of the Borrower and the Loan.

     The Fund's primary consideration in selecting Loans for investment by the Fund is the Borrower's creditworthiness. Some of the Loans in which the Fund invests are not currently rated by any nationally recognized statistical rating organization. The Fund has no minimum rating requirement for Loans. The quality ratings assigned to other debt obligations of a Borrower are generally not a material factor in evaluating Loans because these rated obligations typically will be subordinated to the Loans and will be unsecured. Instead, Stanfield will perform its own independent credit analysis of the Borrower. This analysis will include an evaluation of the Borrower's industry and business, its management and financial statements, and the particular terms of the Loan that the Fund may acquire. Stanfield will use information prepared and supplied by the Agent (as defined below) or other participants in the Loans. Stanfield will continue to analyze in a similar manner on an ongoing basis any Loan in which the Fund invests. There can be no assurance that the Fund will be able to acquire Loans satisfying the Fund's investment criteria at acceptable prices.

--------------------------------------------------------------------------------
                                  INVESTMENTS
--------------------------------------------------------------------------------

Loans

   Characteristics of Loans


     Each Loan will be secured by collateral that Stanfield believes to have a market value, at the time of acquiring the Loan, that equals or exceeds the principal amount of the Loan. The value of the collateral underlying a Loan may decline after purchase, with the result that the Loan may no longer be fully secured. The Fund will not necessarily dispose of such a Loan, even if the collateral impairment of a Loan would result in the Fund having less than 80% of its assets in fully secured Loans.


     The Loans typically will have a stated term of five to nine years. However, because the Loans typically amortize principal over their stated life and are frequently prepaid, their average credit exposure is expected to be two to three years. The degree to which Borrowers prepay Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the Borrower's financial condition, and competitive conditions among lenders. Accordingly, prepayments cannot be predicted with accuracy. Prepayments generally will not have a material effect on the Fund's performance because, under normal market conditions, the Fund should be able to reinvest prepayments in other Loans that have similar or identical yields, and because receipt of prepayment and facility fees may mitigate any adverse impact on the Fund's yield.

     The rate of interest payable on Loans is the sum of a base lending rate plus a specified spread. These base lending rates are generally the London InterBank Offered Rate ("LIBOR") for 90-day dollar deposits, the Certificate of Deposit ("CD") Rate of a designated U.S. bank, the Prime Rate of a designated U.S. bank, or another base lending rate used by commercial lenders. A Borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals.

     The interest rate on LIBOR-based and CD Rate-based Loans is reset periodically at intervals ranging from 30 to 180 days, while the interest rate on Prime Rate-based Loans floats daily as the Prime Rate changes. Investment in Loans with a longer interest rate reset period may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund will attempt to maintain a portfolio of Loans that will have a dollar-weighted average period to next interest rate adjustment of approximately 90 days or less.

     The yield on a Loan primarily will depend on the terms of the underlying Loan and the base lending rate chosen by the Borrower initially and on subsequent dates specified in the applicable loan agreement. The relationship between LIBOR, the CD Rate, and the Prime Rate will vary as market conditions change. Borrowers tend to select the base lending rate that results in the lowest interest cost, and the rate selected may change from time to time.

   Agents and Intermediate Participants

     Loans are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a lending syndicate of financial institutions. The Borrower and the lender or lending syndicate enter into a loan agreement (the "Loan Agreement"). The Agent typically administers and enforces the Loan on behalf of the other lenders in the syndicate. In addition, an institution, typically but not always the Agent (the "Collateral Bank"), holds any collateral on behalf of the lenders. The Collateral Bank must be a qualified custodian under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund may not act as an Agent, a Collateral Bank, a guarantor or sole negotiator or structuror with respect to a Loan.

     In a typical Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under Loan Agreements, the Agent is given broad discretion in enforcing the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. The Borrower compensates the Agent for these services. This compensation may include special fees paid on structuring and funding the Loan and other fees paid on a continuing basis. The typical practice of an Agent or a lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

     If an Agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, the Agent's appointment may be terminated, and a successor agent would be appointed. Assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if an appropriate regulatory authority or court determines that assets held by the Agent for the benefit of the Fund are subject to the claims of the Agent's general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a Loan or suffer a loss of principal and/or interest. Furthermore, in the event of the Borrower's bankruptcy or insolvency, the Borrower's obligation to repay the Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.

     The Fund's investment in a Loan may take the form of a "Participation." Lenders may sell Loans to third parties called "Participants." Participations may be acquired from a lender or from other Participants. If the Fund purchases a Participation either from a lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower. The Fund would be required to rely on the lender or the Participant that sold the Participation not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Loan. The Fund is thus subject to the credit risk of both the Borrower and a Participant. Lenders and Participants interposed between the Fund and a Borrower are referred to as "Intermediate Participants."

     In the case of Participations, because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower in the event the Borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation, the Fund may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Fund also may be subject to the risk that the Intermediate Participant may become insolvent. The agreement between the buyer and seller may also limit the rights of the holder of the Loan to vote on certain changes that may be made to the Loan Agreement, such as waiving a breach of a covenant. However, in almost all cases, the holder of a Loan will have the right to vote on certain fundamental issues such as changes in principal amount, payment dates, and interest rate.


     Stanfield also analyzes and evaluates the financial condition of the Agent and, if applicable, the Intermediate Participant. The Fund will invest in a Loan only if the outstanding debt obligations of the Agent and Intermediate
Participants, if any, are, at the time of investment, investment grade (i.e., (a) rated BBB or better by Standard and Poor's Ratings Group ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's"); or (b) rated A-3 or better by S&P or P-3 or better by Moody's; or (c) determined by Stanfield to be of comparable quality).

     Although the Fund generally holds only Loans for which the Agent and Intermediate Participants, if any, are banks, the Fund may acquire Loans from non-bank financial institutions and Loans originated, negotiated and structured by non-bank financial institutions, if the Loans conform to the credit requirements described above. As other types of Loans are developed and offered to investors, Stanfield will consider making investments in these Loans, consistent with the Fund's investment objective, policies and quality standards, and in accordance with applicable custody and other requirements of the 1940 Act.


   Discount Loans


     The Fund may from time to time acquire Loans at a discount from their nominal value or with a facility fee that exceeds the fee traditionally received in connection with the acquisition of Loans ("Discount Loans"). The Borrowers with respect to Discount Loans may have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of credit restructuring. In addition, Discount Loans may become available as a result of an imbalance in the supply of and demand for certain Loans. The Fund may acquire Discount Loans in order to realize an enhanced yield or potential capital appreciation when Stanfield believes that the market has undervalued those Loans due to an excessively negative assessment of a Borrower's creditworthiness or an imbalance between supply and demand. The Fund may benefit from any appreciation in value of a Discount Loan, even if the Fund does not obtain 100% of the Loan's face value or the Borrower is not wholly successful in resolving its credit problems.

   Other Information About Loans

     A Borrower must comply with various restrictive covenants contained in the applicable Loan Agreement. In addition to requiring the scheduled payment of interest and principal, these covenants may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific financial ratios, and limits on total debt. The Loan Agreement may also contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow generally is defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or securities sales. A breach of a covenant that is not waived by the Agent (or by the lenders directly, as the case may be) is normally an event of default, which provides the Agent or the lenders directly the right to call the outstanding Loan.

     The Fund may have certain obligations in connection with a Loan, such as, under a revolving credit facility that is not fully drawn down to loan additional funds under the terms of the credit facility. The Fund will not invest in Loans that would require the Fund to make any additional investments in connection with future advances if such commitments would exceed 20% of the Fund's assets or would cause the Fund to fail to meet the diversification requirements described below. The Fund will maintain a segregated account with its Custodian of liquid, high-grade debt obligations with a value equal to the amount, if any, of the Loan that the Fund has obligated itself to make to the Borrower, but that the Borrower has not yet requested.

     The Fund may receive and/or pay certain fees in connection with its activities in buying, selling and holding Loans. These fees are in addition to interest payments received, and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Loan, it may receive a facility fee, and when it sells a Loan, it may pay a facility fee. The Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Loan, or, in certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Loan by a Borrower. The Fund may also receive other fees, including covenant waiver fees and covenant modification fees.


     From time to time Stanfield or its affiliates may borrow money from various banks in connection with their business activities. These banks also may sell Loans to the Fund or acquire Loans from the Fund, or may be Intermediate Participants with respect to Loans owned by the Fund. These banks also may act as Agents for Loans that the Fund owns.


Unsecured Loans and Short-Term and Medium-Term Obligations


     The Fund may hold up to 20% of its assets in cash or invested in short-term or medium-term debt obligations or in Unsecured Loans. The Fund will invest only in Unsecured Loans that Stanfield determines have a credit quality at least equal to that of the collateralized Loans in which the Fund primarily invests. With respect to an Unsecured Loan, if the Borrower defaults on its obligation, there is no specific collateral on which the Fund can foreclose, although the Borrower typically will have assets that Stanfield believes exceed the amount of the Unsecured Loan at the time of purchase.

     The short-term and medium-term debt obligations in which the Fund may invest include, but are not limited to, senior Unsecured Loans with a remaining maturity of one year or less, certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities, and repurchase agreements. All of the debt instruments described in this paragraph, other than Unsecured Loans, will be investment grade (i.e., rated Baa, P-3 or better by Moody's or BBB, A-3 or better by S&P or, if unrated, determined by Stanfield to be of comparable quality). For a definition of the ratings assigned to instruments, see Appendix A to the Statement of Additional Information. Pending investment of the proceeds of Fund sales, or when Stanfield believes that investing for defensive purposes is appropriate, more than 20% (up to 100%) of the Fund's assets may be temporarily held in cash or in the short-term and medium-term debt obligations described in this paragraph.


Foreign Investments


     The Fund also may acquire U.S. dollar denominated Loans made to non-U.S. Borrowers (a) (i) located in any country whose unguaranteed, unsecured and otherwise unsupported long-term sovereign debt obligations are rated A3 or better by Moody's and A- or better by S&P or (ii) with significant U.S. dollar-based revenues or significant U.S.-based operations and (b) located in a country that does not impose withholding taxes on payment of principal, interest, fees, or other payments to be made by the Borrower; provided, however, that any such Borrower meets the credit standards established by Stanfield for U.S. Borrowers, and no more than 25% of the Fund's net assets are invested in Loans of non-U.S. Borrowers. Loans to non-U.S. Borrowers may involve certain special considerations not typically associated with investing in U.S. Borrowers. Information about a foreign company may differ from that available with respect to U.S. Borrowers, because foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers. There may be greater risk in valuing and monitoring the value of collateral underlying loans to non-U.S. Borrowers. There generally is less government supervision and regulation of financial markets and listed companies in foreign countries than in the United States. The Fund will not invest in Unsecured Loans of non-U.S. Borrowers.

Repurchase Agreements


     The Fund may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Fund buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Fund's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement always will be at least 102% of the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date is usually within seven days of the original purchase date. In all cases, Stanfield must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Fund might experience delays in recovering its cash. To the extent that the value of the securities the Fund purchased may have declined in the meantime, the Fund could experience a loss.


Other Investments


     The Fund may acquire warrants and other equity securities as part of a unit combining Loans and equity securities of the Borrower or its affiliates, but only incidentally to the Fund's purchase of a Loan. The Fund also may acquire equity securities issued in exchange for a Loan or issued in connection with a Borrower's debt restructuring or reorganization, or if the acquisition, in the judgment of Stanfield may enhance the value of a Loan or otherwise would be consistent with the Fund's investment policies.


Fundamental Investment Restrictions And Policies


     The Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). There is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. There is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Fund's Statement of Additional Information, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Fund's Board of Directors without obtaining the approval of the Fund's shareholders. Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund, which could allow creation of a "master/feeder" structure.


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                                  RISK FACTORS
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     Because the Fund's assets will include primarily floating rate loans and other short-term instruments, Stanfield expects that the Fund's net asset value will be relatively stable during normal market conditions. It is also likely that the value of the portfolio will fluctuate less with changes in interest rates than a portfolio that includes fixed-rate debt.

     There are, of course, a number of factors that could cause a decline in the Fund's net asset value, including loan default, changes in creditworthiness, or a sudden and dramatic increase in interest rates. At the same time, a sudden and extreme decline in interest rates could result in an increase in the Fund's net asset value.

     The Fund is not a money market fund and its net asset value will fluctuate.

     Credit Risk

     Under normal conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans. One of the most significant risks to investing in Loans is credit risk, the risk that the Borrower will not pay interest or repay principal in a timely manner. The Fund's receipt of principal and interest also depends on the credit worthiness of Agents and Intermediate Participants. If payments are late or do not occur at all, the dividends paid to investors and the net asset value of the Fund may fall.


     Loans made in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings may involve more credit risks than other Loans in which the Fund invests, including the possibility of default on the Loan or bankruptcy of the Borrower. This type of Loan may be more volatile and less liquid than other Loans. We expect the Fund's Loans will be primarily this type of Loan.

     The Fund will generally invest in Loans that are most senior in a Borrower's capitalization structure. These Loans require repayment ahead of other obligations if credit restructuring occurs. Still, many of these Borrowers may also have non-investment grade subordinated debt that they may find difficult to repay if economic conditions deteriorate. If this occurs, the Borrower may be perceived as less creditworthy, may have difficulties obtaining financing to cover short-term cash flow needs, and may even be forced into bankruptcy or other forms of credit restructuring.

     "Bridge" loans provide Borrowers with temporary financing until other assets are sold, or longer term financing is arranged. The Fund may invest directly in these types of Loans, or may invest in Loans of Borrowers that have obtained bridge loans from other parties. Bridge loans are subject to the risk that the Borrower may not find permanent financing to replace the bridge loan. This could damage the Borrower's perceived creditworthiness.

Collateral Impairment

     Collateral impairment is the risk that the value of the collateral for a loan will fall. The Fund expects to invest in collateralized loans, loans secured by other things of value the Borrower owns.

     Loans are secured unless:

     (a)  The value of the collateral declines below the amount of the Loan, or

     (b) The Fund's security interest in the collateral is invalidated for any reason by a court, or

     (c) The collateral is no longer required under the terms of the Loan Agreement as the creditworthiness of the Borrower improves.

     There is no guarantee that the sale of collateral would allow Borrowers to meet their obligations should they become unable to repay principal or interest, or that the collateral could be sold quickly and easily.

     The value of the collateral will be set using several criteria:


     o    The Borrower's financial statements,

     o    An independent appraisal,

     o    The market value of the collateral, and

     o    Other customary techniques chosen by Stanfield


     Collateral is valued generally with the understanding that the Borrower is an ongoing concern. As a result, the value of the collateral may exceed its immediate liquidation value.

     Collateral may include:

     (a)  Working capital assets, such as accounts receivable and inventory,

     (b)  Tangible fixed assets, such as real property, buildings and equipment,

     (c) Intangible assets, such as licenses, trademarks and patent rights (but excluding goodwill),

     (d) Security interests in shares of stock of subsidiaries or affiliates, and

     (e) Assets of shareholders of the Borrower, if the Borrower is private company.

     If the collateral is the stock of the Borrower's subsidiaries or other affiliates, the Fund will be subject to the risk that this stock will decline in value.

     Any type of decline in the value of collateral could cause the Loan to become undercollateralized or unsecured. In this case, there is usually no requirement to pledge more collateral. The Fund may invest in Loans that are guaranteed or collateralized by the shareholders of private companies.

     If a Borrower becomes involved in bankruptcy proceedings, a court may decide that the Loan does not require repayment through the sale of collateral and may even determine that other obligations be repaid first. Other things could occur, including errors in paperwork, which could invalidate the Fund's security interest in Loan collateral. If this occurs, the Fund is unlikely to recover the full amount of the principal and interest due on the Loan.

     Loans may be unsecured for brief periods if a Borrower's principal asset is the stock of a related company which may not legally be pledged, until this stock can be pledged or is exchanged for other assets.

Investments in Lower Quality Securities


     The Fund may invest all or nearly all of its assets in Loans or other securities that are rated below investment grade by Moody's Investors Service, similarly rated by another nationally recognized statistical rating organization, or, if unrated, deemed by Stanfield to be of equivalent quality.

     Debt rated Baa or higher by Moody's is considered to be investment grade. Moody's considers debt rated Baa by Moody's to have speculative characteristics. Moody's considers debt rated Ba or B to be predominantly speculative regarding the issuer's ability to pay interest and repaying principal. Moody's also uses the numerical modifiers 1, 2 and 3 to indicate where in the generic rating classification a particular security ranks, with 1 being the highest and 3 the lowest.

     These ratings of debt securities represent the rating agency's opinion regarding their quality; they are not a guarantee of quality. Rating agencies try to evaluate the safety of principal and interest payments, they do not take into consideration the risks of fluctuations in market value. Because rating agencies may not change ratings quickly in response to company changes, an issuer's current financial condition may be better or worse than a rating indicates. Securities rated Ba and lower are the equivalent of high-yield, high-risk bonds, commonly known as "junk bonds," and involve a high degree of risk. They are generally more vulnerable to economic downturns or developments affecting the Borrower. Stanfield does not expect to invest in any securities rated lower than B3 at the time of investment. See Appendix A to the Statement of Additional Information "Description of Ratings" for a full description of Moody's long-term debt ratings. In the event of a downgrade or decrease in the rating of a Loan, Stanfield will consider whether to sell that Loan.


     Typically, the market values of lower-quality loans change in response to company changes more than higher quality loans. Higher quality loans react primarily to fluctuations in the general level of interest rates. Also, lower-quality debt securities tend to be more sensitive to economic conditions and generally have more volatile prices than higher-quality securities.

Non-Diversification and Industry Concentration

     The Fund is classified as a "non-diversified" investment company within the meaning of the 1940 Act. This means that the only limits on the amount the Fund may invest in a single issuer are the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). See "Taxes" in the Statement of Additional Information for a description of these requirements. The Fund plans to invest no more than 10% of its assets in Loans of any one Borrower.

     When the Fund chooses to invest a high percentage of its assets in the obligations of just a few issuers, the value of the Fund's investments can react more significantly to any one event than the value of a fund that is more diversified.

     The Fund may acquire Loans made to Borrowers in any industry. The Fund will not concentrate its investments in any one industry. However, because the Fund may buy loans through intermediaries who may be legally considered issuers, the Fund may be deemed concentrated in the financial services industry. Because this is so, the Fund is subject to certain risks. Some of the risks related to financial services include regulatory controls and legislative changes that may limit lending or make it riskier or less profitable, and general financial and economic conditions. See "Investment Restrictions" in the Statement of Additional Information.

Illiquid Instruments

     Not  all  Loans  are  easy  to  sell  because  of  legal  and   contractual
restrictions. Although Loans are traded among certain financial institutions, some of the Loans that the Fund buys are not as liquid, or saleable, as typical investment grade debt and may be considered illiquid. It may be more difficult to sell Loans where the creditworthiness of the Borrower has changed, or is thought to have changed. Reselling loans may also become more difficult with market changes or other concerns about Borrowers' ability to repay loans in general.

     This illiquidity may affect the Fund's ability to maintain its net asset value if Loans must be sold. Over time, the liquidity of Loans should improve.

     SEC rules and Board of Directors procedures require the Fund to maintain enough liquidity to make its monthly Repurchase Offers, generally expected to be 10% of outstanding shares, but there are no other liquidity restrictions. See "Repurchase Offers."

Borrowing By The Fund


     The Fund may borrow money in amounts up to 33 1/3% of the value of its total assets to finance Repurchase Offers, or for temporary, extraordinary or emergency purposes. Although it currently does not intend to, the Fund also may issue one or more series of preferred shares or borrow money to finance additional investments but only when it believes that the return will exceed the costs of this strategy. If costs do exceed returns, the return realized by the Fund's shareholders will be adversely affected. While borrowing and issuing a class of preferred stock having priority over the Fund's common shares create an opportunity for greater income per common share, it also involves increased exposure to losses. These risks may be reduced through borrowing and preferred stock with floating rates of interest. Borrowing may also limit the Fund's freedom to pay dividends or engage in other activities.

     The Fund has established an unsecured, discretionary credit facility (the "Facility") to partially finance Repurchases. The Facility allows the Fund to borrow up to an aggregate of $20,000,000 or 20% of the Fund's net assets minus monies borrowed, whichever is less, on an unsecured, uncommitted basis. This Facility has a floating interest rate.


     Under the 1940 Act, the Fund may only borrow money provided that right after borrowing, the Fund has assets that equal 300% of the total outstanding principal balance of indebtedness. Also, the 1940 Act requires that the Fund may only declare dividends or distributions or purchase capital stock provided that right after doing so, the Fund has assets that equal 300% of total principal balance of debt.

     If the Fund cannot make distributions as a result of these requirements the Fund may no longer qualify as a regulated investment company and could be required to pay additional taxes. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the required asset below what is required.


     The Fund's willingness to borrow money for investment purposes, and the amount it will borrow, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a borrowing strategy depends on Stanfield's ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.


     Any indebtedness issued by the Fund or borrowing by the Fund either:

     (a) will mature by the next Repurchase Request Date (as defined below under "Repurchase Offers") or

     (b) Can be redeemed, called or repaid by the Fund by the next Repurchase Request Date without penalty or premium, if that is necessary to allow the Fund to repurchase shares as required by the Board of Directors and the 1940 Act.

Limited Availability of Loans


     Investment in Loans that meet the Fund's standards may be subject to limited availability. There is risk that the Fund may not be able to invest 80% or more of its assets in Loans. There may be fewer loans available for investment that meet the Fund's credit standards, particularly in times of economic downturns. Also, lenders or agents may have an incentive to market the less desirable Loans to investors such as the Fund while retaining attractive Loans for themselves. This would reduce the amount of attractive investments for the Fund. If market demand for Loans increases, the interest paid by Loans that the Fund holds may decrease.

Illiquidity of Fund Shares

     The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares on any national securities exchange or arrange for their quotation on any over-the-counter market. The Fund's shares are not readily marketable, and you should consider them to be illiquid. For these reasons, the Fund will conduct monthly offers to repurchase a percentage of its outstanding shares, which we generally expect will be 10%, subject to any applicable Early Withdrawal Charge. There is no guarantee that you will be able to sell all the shares that you want to sell during a Repurchase Offer. See "Repurchase Offers" and "How to Buy Fund Shares," below.

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                               REPURCHASE OFFERS
--------------------------------------------------------------------------------

     In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will make monthly offers to repurchase a percentage of outstanding shares at net asset value ("Repurchase Offers"). For this purpose, all classes of shares of the Fund are considered as a single class. Because the Fund is a closed-end fund, you will not be able to redeem your shares on a daily basis.

     As explained in more detail below, the "Repurchase Request Date" will be the last business day of each month. Under normal circumstances, we expect that the Fund will determine the net asset value applicable to repurchases on that date. The Fund expects to distribute payment on the next business day, and will distribute payment on or before the Repurchase Payment Deadline, which is no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date. Shareholders will be sent notification of the next Repurchase Offer 7 to 14 days prior to the next Repurchase Request Date. It is unlikely that a secondary market for the Fund's shares will develop, and the Distributor will not engage in any efforts to develop a secondary market.


     At various times, the Fund may be requested to repurchase shares for which it has not yet received good payment. The Fund may delay or cause to be delayed the mailing of a repurchase amount until such time as good payment (e.g. cash or certified check drawn on a United States bank) has been collected, which will not exceed 15 days from the date of receipt of payment.


Repurchase Amount

     Each month, the Fund's Board of Directors will determine the percentage of shares to be repurchased ("Repurchase Amount"). We expect that the Repurchase Amount generally will be 10%, but it may vary between 5% and 25%, of shares outstanding on the Repurchase Request Date. Currently, the Fund is subject to an undertaking that the Repurchase Amount will not exceed 10%.

     There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. In other words, if, in the aggregate, only one share is tendered in a given month, the Fund must repurchase it. However, there is a maximum Repurchase Amount, so you should be aware of the risk that the Fund may not be able to repurchase all shares tendered in any given month. See "Oversubscribed Repurchase Offers; Pro Rata Allocation."

Repurchase Requests


     Shareholders will be sent a Notification of Repurchase Offer ("Notification") 7 to 14 days before the next Repurchase Request Date. The Notification will provide information about the Repurchase Offer, including the Repurchase Amount, the Repurchase Request Date, and the means by which shareholders may obtain the Fund's net asset value.


     Shareholders who wish to tender shares for repurchase must notify the Fund or their Authorized Intermediary on or before the Repurchase Request Date in a manner designated by the Fund. THE REPURCHASE REQUEST DATE IS A DEADLINE THAT WILL BE STRICTLY OBSERVED. Shareholders and Authorized Intermediaries that fail to submit Repurchase Requests in good order by this deadline will be unable to liquidate shares until a subsequent Repurchase Offer.


     A shareholder may tender all or a portion of his or her holdings (although the Fund may not be able to repurchase the shareholder's entire tender if aggregate tenders exceed the Repurchase Amount (as discussed further below)). A repurchase of $100,000 or more requires a signature guarantee. A shareholder may withdraw or change a Repurchase Request at any point before the Repurchase Request Date, but not after that date.

Determination of Repurchase Price


     The Fund will establish the Repurchase Price at a share's net asset value as determined after the close of business on the Pricing Date. Under normal circumstances, we expect that the Pricing Date generally will be the Repurchase Request Date. In no event will the Pricing Date be more than three business days after the Repurchase Request Date. The Fund will compute net asset value daily (as described under "Valuing Fund Shares"), and you may obtain daily net asset value by calling 800-858-8850 ext. 5125.


     The Fund does not presently intend to deduct any repurchase fees from this amount (other than any applicable Early Withdrawal Charge). However, in the future, the Board of Directors may determine to charge a repurchase fee payable to the Fund reasonably to compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will never exceed two percent of the proceeds of the repurchase and will be charged to all repurchased shares on a pro rata basis. It should be noted that the Board may implement repurchase fees without a shareholder vote.

Payment

     The Fund expects to distribute payment on the next business day after the Pricing Date; in any event, the Fund will pay repurchase proceeds no later than the Repurchase Payment Deadline, which is five business days (or seven calendar days, whichever is shorter) after the Pricing Date. Repurchase proceeds will be paid by wire transfer or check.

Early Withdrawal Charge

     Class B Shares are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. Class C Shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase.

Oversubscribed Repurchase Offers; Pro Rata Allocation

     In any given month, shareholders may tender a number of shares that exceeds the Repurchase Offer Amount (this prospectus refers to this situation as an "Oversubscribed Repurchase Offer"). In the event of an Oversubscribed Repurchase Offer, the Fund may repurchase additional shares in excess of 10% but only up to a maximum aggregate of two percent of the shares outstanding for any three consecutive Repurchase Offers ("Additional Repurchase Amount"). For example, if in Month 1 the Fund offers to repurchase 10% of shares then outstanding, and shareholders tender 11%, the Fund could determine to repurchase the extra 1% of shares then outstanding. In that event, over the next two repurchase offers, the Fund only would be able to repurchase an aggregate of 1% of shares outstanding pursuant to an Oversubscribed Repurchase Offer. If the Fund determines not to repurchase the Additional Repurchase Amount, or if shareholders tender an amount exceeding the Repurchase Offer Amount plus the Additional Repurchase Amount, the Fund will repurchase the shares tendered on a pro rata basis.


     In the event of an Oversubscribed Repurchase Offer, shareholders may be unable to liquidate some or all of their investment during that monthly Repurchase Offer. A shareholder may have to wait until a later month to tender shares that the Fund is unable to repurchase, and would be subject to the risk of net asset value fluctuations during this time period.


Adoption of Repurchase Policy


     The Board has adopted a resolution setting forth the Fund's fundamental policy to conduct Repurchase Offers ("Repurchase Policy"). The Repurchase Policy may be changed only by a majority vote of the Fund's outstanding voting securities as defined in the 1940 Act. The Repurchase Policy states that the Fund will make monthly Repurchase Offers, that the Repurchase Date will be the last business day of the month, and that the Pricing Date will be no later than three business days after the Repurchase Request Date. Under the Repurchase Policy, the Repurchase Amount may be from 5% to 25% of the Fund's shares outstanding on the Repurchase Request Date. The Fund's undertaking to limit the Repurchase Amount to 10% is not part of the Repurchase Policy and may be changed without a shareholder vote. The Fund also may offer to repurchase its shares on a discretionary basis, not pursuant to its fundamental policy, not more frequently than once every two years.

Liquidity Requirements

     The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100 percent of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Date and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

     The Board has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the Repurchase Policy and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

     The Fund intends to satisfy the liquidity requirements with cash on hand, cash raised through borrowings, and Loans. There is some risk that the need to sell Loans to fund Repurchase Offers may affect the market for those Loans. In turn, this could diminish the Fund's net asset value.

Suspension or Postponement of a Repurchase Offer

     The  Fund  may   suspend  or  postpone  a   Repurchase   Offer  in  limited
circumstances, and only by vote of a majority of the Board of Directors, including a majority of the independent Directors. These circumstances are limited and include the following:

     (a) if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

     (b) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

     (c) for any other periods that the Securities and Exchange Commission permits by order for the protection of shareholders;

     (d) if the shares are listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association (e.g., Nasdaq) and the repurchase would cause the shares to lose that status; or

     (e) during any period in which any market on which the shares are principally traded is closed, or during any period in which trading on the market is restricted.

Consequences of Repurchase Offers

     Although the Board believes that Repurchase Offers generally will be beneficial to the Fund's shareholders, repurchases will decrease the Fund's total assets and therefore have the possible effect of increasing the Fund's expense ratio. Furthermore, if the Fund borrows to finance repurchases, interest on that borrowing may reduce the Fund's net investment income. The Fund intends to offer new shares continuously, which may alleviate these potential consequences, although there is no assurance that the Fund will be able to secure new investments.

     Repurchase Offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic Repurchase Offers at net asset value may not alleviate such a discount.

     In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. See "Distributions and Taxes" for further information.

Change of Notice and Monthly Board Meeting Requirements

     Currently, the Fund's Board of Directors determines the amount of the Repurchase Offer once each month, and shareholders receive a notice before each Repurchase Offer, under rules of the Securities and Exchange Commission. The Fund may request approval from the Securities and Exchange Commission to make its determination and provide notice to its shareholders on a quarterly basis. If such approval is granted, then the Board would meet once each quarter to determine the amount of the next three Repurchase Offers, and you would receive one notice for those three Repurchase Offers.

--------------------------------------------------------------------------------
                             MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

     The Board of Directors oversees the management of the Fund and elects its officers. The Fund's officers are responsible for the Fund's day-to-day operations.

Advisory Arrangements


     SunAmerica Asset Management Corp. ("SAAMCo") is the Fund's investment adviser.

     SAAMCo was organized as a Delaware corporation in 1982. It is an indirect, wholly owned subsidiary of SunAmerica, Inc., which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. SAAMCo provides investment advice and management services to mutual funds and private accounts. As of December 31, 2001, SAAMCo managed, advised or administered assets of more than $28.5 billion. SAAMCo is located at The SunAmerica Center, 733 Third Avenue, New York, New York 10007-3204.

     Pursuant to its investment advisory agreement ("Advisory Agreement") with the Fund, SAAMCo oversees the administration of certain aspects of the business and affairs of the Fund, and selects, contracts with and compensates the subadviser to manage the Fund's assets. SAAMCo monitors the compliance of the subadviser with the investment objective and related policies of the Fund, reviews the performance of the subadviser, and reports periodically on such performance to the Board of Directors. SAAMCo permits its directors, officers and employees to serve as directors or officers of the Fund, without cost to the Fund.

     The Fund will pay SAAMCo a monthly advisory fee at the following annual rates, based on the average daily net assets of the Fund: .85% on the first $1 billion; .80% on the next $1 billion; and .75% thereafter. SAAMCo has agreed, for an initial term of one year, to waive a portion of its advisory fee or reimburse the Fund to prevent the total expenses of the Fund, excluding taxes, portfolio brokerage commissions, interest, certain litigation and indemnification expenses, and extraordinary expenses, from exceeding 1.45% of average daily net assets for Class A and Class B shares, 1.50% of average daily net assets for Class C shares and 1.25% of average daily net assets for Class D shares of the Fund. SAAMCo may, in its discretion, renew its fee waiver beyond the initial term.

     Stanfield has been retained by SAAMCo as the subadviser to the Fund to manage the investment and reinvestment of the Fund's assets. Stanfield is located at 330 Madison Avenue, New York, New York 10017. Stanfield, a New York limited liability company, is an independent, management controlled company dedicated to credit-based investment strategies. Stanfield was formed in February 1998 by a team of investment professionals with strong high yield bank loans and high yield bond management capability. Since 1990, the investment professionals of Stanfield have managed assets aggregating approximately $9.9 billion. As of March 31, 2002, Stanfield's total assets under management were approximately $7.8 billion.

     Pursuant to the investment subadvisory agreement ("Subadvisory Agreement") between SAAMCo and Stanfield, Stanfield selects the investments made by the Fund and establishes and applies credit standards applicable to the Fund's investments in Loans. See "Investment Policies." As compensation for its services as subadviser, Stanfield receives from SAAMCo an annual fee paid monthly equal to the following percentage of average daily net assets less monies borrowed, based on the size of the Fund: 0.25% for the first $1 billion of average daily net assets less monies borrowed; 0.20% for average daily net assets less monies borrowed of more than $1 billion. For further information, see "Advisory, Administration and Distribution Services" in the Statement of Additional Information.

     The Advisory and Subadvisory Agreements were approved by the Board of Directors and will be continued from year to year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or SAAMCo (or Stanfield in the case of the Subadvisory Agreement) cast in person at a meeting specifically called for the purpose of voting on such approval and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Advisory and Subadvisory Agreement will terminate automatically in the event of their assignment. Each agreement may be terminated at any time without penalty on sixty (60) days' notice by the Directors or SAAMCo, or, in the case of the Subadvisory Agreement, by Stanfield, as well.

Portfolio Management


     Since July 2001, investment decisions for the Fund are made by a team headed by Christopher E. Jansen. Prior to co-founding Stanfield in February 1998, Mr. Jansen was with Chancellor Senior Secured Management, Inc. (now INVESCO Senior Secured Management, Inc.) from 1990 to February 1998, where he was a senior bank loan portfolio manager and credit analyst.


Administration Agreement


     SAAMCo acts as the Fund's administrator under an Administration Agreement (the "Administration Agreement"). Under the Administration Agreement, SAAMCo is responsible for managing the Fund's business affairs, subject to supervision by the Fund's Board of Directors. SAAMCo reserves the right to delegate all or a part of its obligations under the Administration Agreement to a third party. Any delegation of administrative duties will not affect the administration fee paid by the Fund.

     Services provided by the administrator include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Directors' and shareholders' meetings, providing services in connection with Repurchase Offers, and other administrative services necessary to conduct the Fund's business. In return for these services, facilities and payments, the Fund pays SAAMCo an annual fee paid monthly equal to 0.40% annually of the average daily net assets minus monies borrowed of the Fund as compensation under the Administration Agreement.

Custodian & Transfer Agent

     State Street Bank and Trust Company acts as custodian for the Fund and serves as transfer and dividend paying agent. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110.


Fund Costs and Expenses


     The Fund is responsible for all of its costs and expenses not expressly stated to be payable by SAAMCo under the Advisory Agreement or the Administration Agreement, or by Distributor under its Distribution Agreement. See "Advisory, Administration and Distribution Services" in the Statement of Additional Information.


--------------------------------------------------------------------------------
                              VALUING FUND SHARES
--------------------------------------------------------------------------------


     The Fund values its shares once on each day the New York Stock Exchange ("NYSE") is open for trading as of the close of regular trading on the exchange. The NAV also may be calculated on any other day in which there is sufficient liquidity in the securities held by the Fund. The Fund is informed that, as of the date of this prospectus, the NYSE observes the following business holidays:
New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     The Fund's net asset value per share is determined by State Street Bank & Trust Company (as agent for the Fund) in the manner authorized by the Fund's Board of Directors. State Street Bank & Trust Company also serves as Transfer Agent and Custodian for the Fund and has custody of the Fund's assets. The Custodian's address is 225 Franklin Street, Boston, Massachusetts 02110.

     The net asset value of the shares of each class of the Fund is calculated separately. In determining the net asset value of a share of each class of the Fund, the value of the securities and other assets attributable to that class (including interest and dividends accumulated but not yet received) minus all liabilities (including accrued expenses) attributable to that class is divided by the total number of shares of that class of the Fund outstanding at that time. Expenses, including the fees payable to SAAMCo, are accrued daily.

     Loans will be valued in accordance with guidelines established by the Board of Directors. Under the Fund's current guidelines, Loans for which an active secondary market exists to a reliable degree in the opinion of Stanfield and for which Stanfield can obtain at least two quotations from banks or dealers in Loans will be valued by calculating the mean of the last available bid and asked prices in the market for such Loans, and then using the mean of those two means. If only one quote for a particular Loan is available, the Loan will be valued on the basis of the mean of the last available bid and asked price in the market.

     Loans for which an active secondary market does not exist to a reliable degree in the opinion of Stanfield will be valued at fair value, which is intended to approximate market value. In valuing a Loan at fair value, Stanfield will consider, among other factors, (a) the creditworthiness of the Borrower and any Intermediate Participants, (b) the terms of the Loan, (c) recent prices in the market for similar Loans, if any, and (d) recent prices in the market for instruments of similar quality, rate, period until next interest rate reset and maturity.

     Other portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, other portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. Positions in options are valued at the last sale price on the principal trading market for the option. Obligations purchased with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuation. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer's future prosperity, or liquidation value or third party transactions involving the issuer's securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of the Fund.

--------------------------------------------------------------------------------
                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

     The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

     The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 12 and adding 1. The resulting quotient is then taken to the 12th power and reduced by 1. The result is the effective yield.

     On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in the Wall Street Journal, (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more, (c) the
Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (e) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas,
(f) yield data published by Lipper Analytical Services, Inc., (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding, or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

     Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the loan fund index, and compare that to the total return of the Fund and other indices.

     All dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculation of total return, current yield and effective yield does not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher. Finally, the Fund may include information on the history of the Fund's net asset value per share and the net asset value per
share  of  the  loan  fund  index,   including   comparisons  between  them,
in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered a representation of what an investor's yield or total return may be in the future.


--------------------------------------------------------------------------------
                            MULTIPLE PRICING SYSTEM
--------------------------------------------------------------------------------


     The Fund's Multiple Pricing System permits you to choose the method of purchasing shares that is most beneficial given the amount of the purchase and the length of time you expect to hold the shares. Each class of the Fund has distinct advantages and disadvantages for different investors, and investors may choose the class that best suits their circumstances and objectives. The discussion below assumes you are not purchasing shares under a fee based investment advisory program (such as a "wrap" program) or agency commission program and are not a CypressTree Investor and, except for Class D, summarizes the primary distinctions between the classes of the Fund's shares.


     Class B Shares. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. See "Multiple Pricing System--Early Withdrawal Charge." In addition, Class B shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. See "How to Buy Fund Shares--Class B Shares" and "--Distribution Expenses." Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted. See "Multiple Pricing System--Conversion Feature."


     Class C Shares. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See "Multiple Pricing System--Early Withdrawal Charge." Class C shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. Class C shares do not have a conversion feature except that Class C shares purchased before August 18, 1999 ("Old Class C Shares") will automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder's order to purchase was accepted. See "Multiple Pricing System--Conversion Feature." The higher ongoing distribution fees payable by Class C shares as a result of the lack of a conversion feature for Class C shares purchased on or after August 18, 1999 ("New Class C Shares") (or the longer time period for conversion for Old Class C Shares) would cause the Class C shares to have an overall higher expense ratio and to pay lower dividends than Class B shares. See "How to Buy Fund Shares--Class C Shares" and "Distribution Expenses."

     Class A Shares. Class A shares are available only upon conversion of Class B and Old Class C Shares. See "Multiple Pricing System--Conversion Feature." Class A shares are subject to a service fee of up to 0.25% of average annual net assets.

     Repurchase Order. If you tender your Class B or Class C shares for repurchase or exchange in one of the Fund's monthly repurchase offers, the shares will be repurchased in order of the date purchased, with the shares purchased earliest being repurchased first, unless you specifically request that specific shares be repurchased.


     Conversion Feature. Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to the distribution fee. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from most of the burden of distribution-related expenses at such time as the shares have been outstanding for a duration sufficient for Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.


     New Class C Shares do not have an automatic conversion feature. Old Class C Shares automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to a distribution fee.


     For purposes of the conversion of Class B and Old Class C shares to Class A Shares, shares purchased through the reinvestment of dividends and distributions paid on Class B shares or Old Class C Shares, as the case may be, in a shareholder's account will be considered to be held in a separate sub-account. Each time any Class B shares or Old Class C Shares in the shareholder's account (other than those in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares or Old Class C Shares, as the case may be, in the sub-account will also convert to Class A shares. Class C shares purchased through the reinvestment of dividends and distributions paid on New Class C Shares purchased on or after August 18, 1999 will not convert to Class A shares.


     Factors for Consideration. The Fund's Multiple Pricing System is designed to provide you with the option of choosing the class of shares best suited to your individual circumstances and objectives. To assist you in evaluating the costs and benefits of purchasing shares of each class, the information provided above under the captions "Fee Table" and "Example" sets forth the charges applicable to each class and illustrates an example of a hypothetical investment in each class of shares of the Fund.

     There are important distinctions among the classes of shares that you should understand and evaluate in comparing the options offered by the Multiple Pricing System. Class C shares are subject to the same ongoing service fee
(0.25%) as Class B shares, but as a result of current fee waivers and reimbursements, service fees paid for Class B shares are 0.20% while service fees paid for Class C shares are 0.25%. Class B shares thus currently pay correspondingly higher dividends per share. Class C shares are subject to a lower Early Withdrawal Charge and an Early Withdrawal Charge for a shorter period of time (one year as opposed to three years) than Class B shares. Class B shares convert to Class A shares in eight years whereas Class C shares that you purchase do not have a conversion feature. Class A shares are not subject to the distribution fee applicable to Class B and Class C shares, and, accordingly, may pay correspondingly higher dividends per share. Based on the fee waivers and reimbursements currently in effect, Class A shares would pay higher dividends per share than Class C shares.


     In light of these distinctions among the classes of shares, the decision as to which class of shares provides the most suitable investment for you depends on number of factors that you should weigh including (a) whether, at the time of purchase, you anticipate being subject to an Early Withdrawal Charge upon repurchase and (b) the differential in the relative amounts that would be paid during the anticipated life of investments (which are made at the same time and in the same amount) in each class that are attributable to the accumulated distribution and service fees (and any applicable Early Withdrawal Charge) payable with respect to Class C shares and to Class B shares before their conversion to Class A shares. You should consult your investment representative for assistance in evaluating the relative benefits of the different classes of shares.

     The distribution and shareholder service expenses incurred by Distributor in connection with the sale of shares will be paid from the ongoing distribution and service fees and from the proceeds of the Early Withdrawal Charges. Sales personnel of broker-dealers distributing the Fund's shares and any other persons entitled to receive compensation for selling or servicing the Fund's shares may receive different compensation for selling or servicing one class of shares over another. You should understand that Early Withdrawal Charges and ongoing distribution and service fees are all intended to compensate Distributor for distribution services. See "How to Buy Fund Shares--Distribution Expenses."

     Dividends paid by the Fund with respect to each class of shares will be calculated in substantially the same manner at the same time on the same day, except that distribution and service fees and any other costs specifically attributable to a particular class of shares will be borne solely by the applicable class. See "Distributions."


     The Directors of the Fund have determined that currently no conflict of interest exists between the classes of shares. On an ongoing basis, the Directors of the Fund, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.


--------------------------------------------------------------------------------
                             HOW TO BUY FUND SHARES
--------------------------------------------------------------------------------

Introduction

     The Fund offers Class B shares and Class C shares to the general public, sold without a front-end sales charge, but subject to an Early Withdrawal Charge. See "Multiple Pricing System" for a discussion of factors to consider in selecting which class of shares to purchase.

     The Fund's Class D shares are available only to investors participating in fee based investment advisory program (such as a "wrap" program) or agency commission programs offered by financial planners and investment advisers that have a special arrangement with the Distributor or to CypressTree Investors. Class D shares are sold without a front-end sales charge and no Early Withdrawal Charge.

     Class A shares are available only through a conversion of Class B shares. Class B shares automatically convert into Class A shares eight years after purchase.


     Shares are offered continuously for sale through securities dealers and banks that have executed a Selling Agreement with Distributor. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     The initial purchase of any class of shares must be at least $5,000. The minimum for subsequent investments is $500. There is a $100 minimum initial and a $50 subsequent investment requirement for purchases made in connection with tax-sheltered retirement accounts.

     When purchasing shares, you must specify whether the purchase is for Class B, Class C or Class D shares.


BUYING SHARES

Opening an account                          Adding to an account

By check

     o Make   out  a   check   for   the    o Make   out  a   check   for   the
       investment amount, payable to the      investment amount, payable to the
       specific   Fund   or   SunAmerica      specific   Fund   or   SunAmerica
       Funds.   An  account   cannot  be      Funds. Shares cannot be purchased
       opened  with a  SunAmerica  Money      with a  SunAmerica  Money  Market
       Market    Fund   or    SunAmerica      Fund  or   SunAmerica   Municipal
       Municipal   Money   Market   Fund      Money Market Fund check.
       check.
                                            o Include  the stub  from your Fund
     o Deliver   the   check   and  your      statement  or a  note  specifying
       completed   Account   Application      the Fund name,  your share class,
       (and     Supplemental     Account      your   account   number  and  the
       Application,  if  applicable)  to      name(s)  in which the  account is
       your broker or financial advisor,      registered.
       or mail them to:
                                            o Indicate  the  Fund  and  account
         SunAmerica Fund Services, Inc.       number  in the  memo  section  of
         Mutual Fund Operations, 3rd Floor    your check.
         The SunAmerica Center
         733 Third Avenue                   o Deliver  the  check and your note
         New York, New York 10017-3204        to  your   broker  or   financial
                                              advisor, or mail them to:
     o All  purchases  must  be in  U.S.
       dollars.   Cash   will   not   be        Non-Retirement Accounts:
       accepted.  A  $25.00  fee will be        SunAmerica Fund Services, Inc.
       charged  for all checks  returned        c/o NFDS
       due to insufficient funds.               P.O. Box 219373
                                                Kansas City, Missouri 64121-9373

                                                Retirement Accounts:
                                                SunAmerica Fund Services, Inc.
                                                Mutual Fund Operations,
                                                3rd Floor
                                                The SunAmerica Center
                                                733 Third Avenue
                                                New York, New York  10017-3204

By  wire

     o Deliver      your       completed    o Instruct  your  bank to wire  the
       application  to  your  broker  or      amount of your investment to:
       financial  advisor  or  fax it to
       SunAmerica Fund Services, Inc. at        State Street Bank & Trust
       212-551-5585.                            Company
                                                Boston, MA
                                                ABA #0110-00028
     o Obtain  your  account  number  by        DDA # 99029712
       referring to your statement or by
       calling  your broker or financial    Specify  the Fund name,  your share
       advisor   or   Shareholder/Dealer    class,  your Fund  number,  account
       Services    at    1-800-858-8850,    number and the name(s) in which the
       extension 5125.                      account  is  registered.  Your bank
                                            may  charge  a fee to  wire  funds.
     o Instruct  your  bank to wire  the
       amount of your investment to:

         State Street Bank & Trust Company
         Boston, MA
         ABA #0110-00028
         DDA # 99029712

     Specify the Fund name,  your choice
     of  share  class,   your  new  Fund
     number and  account  number and the
     name(s)  in which  the  account  is
     registered.  Your bank may charge a
     fee to wire funds.


Exchange Privileges


     Shareholders of the Fund are offered certain exchange privileges with shares of an equivalent class of certain funds (each, a "SunAmerica fund") distributed by SunAmerica Capital Services, Inc. (the "Distributor"). All exchanges are subject to applicable minimum investment requirements. Prospectuses describing these funds can be obtained from the Distributor.

     Exchange of Fund Class B and Class C Shares for SunAmerica fund shares. Class B and Class C shareholders of the Fund whose shares are repurchased in a Monthly Repurchase Offer may exchange their shares of the Fund for Class B or Class II shares, respectively, of certain SunAmerica funds. Exchanges will be at relative net asset value, without the imposition of any front end sales charge.

     No Early Withdrawal Charge will be imposed on shares of the Fund making such an exchange. However, Class B and Class C shareholders will be subject to a contingent deferred sales charge ("CDSC") on any SunAmerica fund shares acquired. The CDSC schedule in effect at the time the Fund shares were purchased will continue to apply after the exchange. The time of purchase for computing the CDSC period will include the time since the initial purchase of Fund shares.

     Exchange of Fund Class D Shares for SunAmerica fund shares. Class D shareholders of the Fund whose shares are repurchased in a Monthly Repurchase Offer may exchange those shares for Class A shares of certain SunAmerica funds. Exchange will be at relative net asset value, without the imposition of any front end sales charge.

     Exchange of SunAmerica fund shares for Fund shares. Shareholders of the SunAmerica funds will not be able to exchange their shares for shares of the Fund.


General Information

     Exchanges are generally regarded as sales for federal and state income tax purposes and could result in a gain or loss, depending on the original cost of shares exchanged. If the exchanged shares were acquired within the previous 90 days, the gain or loss may have to be computed without regard to any sales charges incurred on the exchanged shares (except to the extent those sales charges exceed those sales charges waived in connection with the exchange). See "Taxation." Exchanges will occur on the same day as requested with respect to exchanges into the Fund, and on the Repurchase Payment Date with respect to exchanges out of the Fund. The terms of the foregoing exchange privilege are subject to change and the privileges may be terminated at any time. The exchange privilege is available only where the exchange may be made legally.

     By mail--an exchange will be honored by written letter request to the Fund if signed by all registered owners of the account.

Share Price

     Class B Shares. Class B shares are offered for sale at net asset value without a front-end sales charge. Class B shares repurchased within four years of purchase are subject to an Early Withdrawal Charge at the rates set forth in the table below. See "How to Buy Fund Shares--Early Withdrawal Charge."

     First Year ....................................................   3.0%
     Second Year ...................................................   2.5%
     Third Year ....................................................   2.0%
     Fourth Year ...................................................   1.0%
     After Fourth Year .............................................   0.0%

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See "How to Buy Fund Shares--Waiver of Early Withdrawal Charge."

     Class C Shares. Class C shares are offered for sale at net asset value without a front-end sales charge. Class C shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See "How to Buy Fund Shares--Early Withdrawal Charge."

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See "How to Buy Fund Shares--Waiver of Early Withdrawal Charge."


     Class D Shares. Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are only available to investors participating in a fee based investment advisory program (such as a "wrap" program) or agency commission programs offered by investment advisers and financial planners that have a special agreement with the Distributor or CypressTree Investors.


     Early Withdrawal Charge

     The Early Withdrawal Charge is assessed on an amount equal to the lesser of the net asset value at repurchase or the initial purchase price of the shares being repurchased. Solely for purposes of determining the amount of time from the purchase of shares until repurchase, all orders accepted during a month are aggregated and deemed to have been made on the last business day of that month.

     In determining the amount of the Early Withdrawal Charge that may be applicable to a repurchase, any shares in the shareholder's account that may be repurchased without charge will be assumed to be repurchased before those subject to a charge. In addition, if the Early Withdrawal Charge is determined to be applicable to repurchased shares, it will be assumed that shares held for the longest duration are repurchased first. No Early Withdrawal Charge is imposed on (a) amounts representing increases in the net asset value per share; or (b) shares acquired through reinvestment of income dividends or capital gains distributions.

     Waiver of Early Withdrawal Charge

     Qualified Retirement Plans. The Early Withdrawal Charge may be waived in connection with repurchases from qualified retirement plans (other than Individual Retirement Accounts ("IRAs")) in the case of (a) death or disability (as defined in section 72(m)(7) of the Code, as amended from time to time) of the participant in the retirement plan, (b) required minimum distributions from the retirement plan due to attainment of age 70 1/2, (c) tax-free return of an excess contribution to the retirement plan, (d) retirement of the participant in the retirement plan, (e) a loan from the retirement plan (repayment of a loan, however, will constitute a new sale for the purposes of assessing Early
Withdrawal Charge), (f) "financial hardship" of the participant in the retirement plan, as that term is defined in Treasury Regulation 1.401(k)-1(d)(2), as amended from time to time, (g) termination of employment of the participant in the plan (excluding, however, a partial or other termination of the retirement plan), and (h) the plan participant obtaining age 59 1/2.


     Certain Qualified Purchasers. The Early Withdrawal Charge will be waived for Class B and Class C Shares purchased by the following:

     (a) directors and officers of the Fund, and their immediate families (immediate family means the spouse, children, mother or father);


     (b) full-time employees and registered representatives of broker-dealers having Selling Agreements with Distributor ("Selling Broker"), and their immediate families (and any trust, pension, profit sharing or other benefit plan for the benefit of such persons);


     (c) full-time employees of a bank, savings and loan, credit union or other financial institution that uses a Selling Broker to clear purchases of Fund shares, and their immediate families;


     (d)  SAAMCo,  Stanfield  and any of  their  affiliates,  and any  director, officer, full-time employee or sales representatives of these entities, and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons);

     (e) shareholders of other investment companies who invest in the Fund in response to certain promotional activities; and

     (f) investors whose purchase represents the proceeds from the redemption, within the preceding 60 days, of shares of any other load mutual fund (i.e., a mutual fund that deducts a sales charge from purchase payments or a contingent deferred sales charge upon redemption). When making a purchase pursuant to this provision, the selling dealer must so indicate on the Account Application. Only the initial purchase of shares is eligible for the waiver. All subsequent purchases will be subject to the early withdrawal charge.

     We will waive the early withdrawal charge for selling dealers which include the Class C share in "wrap fee programs" (i.e., advisory programs where the client is charged a specific fee not based directly upon transactions in the clients account for investment advisory services and execution of transactions). The selling dealer must indicate the wrap fee account use on the Account Application.

     Other Waivers. The Early Withdrawal Charge may be waived in connection with
(a) repurchases made within one year of the shareholder's death or becoming legally disabled (individual and special joint tenancy accounts only), (b) repurchases effected pursuant to the Fund's right to liquidate a shareholder's account if the aggregate net asset value of the shares held in the account is less than any applicable minimum account size and (c) a tax-free return of an excess contribution to any retirement plan.


Distribution Expenses

     In addition to the Early Withdrawal Charge that may apply on repurchases of Class B and Class C shares, each class of shares is authorized under the Distribution Plan applicable to that class of shares (the "Class B Plan" and the "Class C Plan," and collectively, the "Plans") to use the assets attributable to that class of shares of the Fund to finance certain activities relating to the distribution of shares to investors. The Plans are "compensation" plans providing for the payment of a fixed percentage of average net assets to finance distribution expenses. The Plans allow for the payment by each class of shares of the Fund of a monthly distribution and service fee to Distributor, as principal underwriter for the Fund. Portions of the fees described below are used to provide payments to Distributor, to promotional agents, to brokers, dealers or financial institutions (collectively, "Selling Agents") and to service organizations for ongoing account services to shareholders and are similar to "service fees" as defined in Rule 2830(b)(9) of the Rules of Conduct of the NASD.

     Payments under the Plans are used primarily to compensate Distributor for distribution services provided by it in connection with the offering and sale of the applicable class of shares, and related expenses incurred, including payments by Distributor to compensate or reimburse Selling Agents for sales support services provided and related expenses incurred by Selling Agents. These services and expenses may include the development, formulation and implementation of marketing and promotional activities, the preparation, printing and distribution of prospectuses and reports to recipients other than existing shareholders, the preparation, printing and distribution of sales literature, expenditures for support services such as telephone facilities and expenses and shareholder services as the Fund may reasonably request, provision to the Fund of such information, analyses and opinions with respect to marketing and promotional activities as the Fund may, from time to time, reasonably request, commissions, incentive compensation or other compensation to, and expenses of, account executive or other employees of Distributor or Selling Agents, attributable to distribution or sales support activities respectively, overhead and other office expenses of Distributor or Selling Agents and any other costs and expenses relating to distribution or sales support activities. Distributor may pay Selling Agents directly and may provide directly the distribution services described above.

     Distributor currently pays a trail commission to securities dealers with respect to accounts that those dealers continue to service as follows: Class B shares--0% in the first year, 0.10% in the second year, 0.15% in the third year, and 0.20% in the fourth year and 0.25% annually each year after the fourth year; and Class C--0.75% annually (percentages are of net asset value). Trail commissions commence the 13th month after purchase. The trail commission payable following conversion of Class B and Class C shares to Class A shares will be in the amount of 0.25% annually.


     In the case of sales of Class B shares, Distributor will pay each dealer a fee of 2.5% of the amount of Class B shares purchased as a commission or transaction fee. In the case of sales of Class C shares, Distributor will pay each securities dealer a fee of 1.00% of the purchase price of Class C shares purchased through the securities dealer as a commission or transaction fee.


     The distribution and service fees attributable to the Class B and Class C shares are designed to permit an investor to purchase shares without the assessment of a front-end sales charge, and, with respect to the Class C shares, with the assessment of an Early Withdrawal Charge in the first year only, and at the same time permit Distributor to compensate securities dealers with respect to those sales.


     Distributor is authorized by each Plan to retain any excess of the fees it receives under the Plan over its payments to selected dealers and its expenses incurred in connection with providing distribution services. Thus, payments under a Plan may result in a profit to Distributor. Payments made under the Plans are subject to quarterly review by the Directors and the Plans are subject to annual review and approval by the Directors. In 2001, Distributor received $25,482 for the distribution of Class B shares and $415,222 for the distribution of Class C shares. This amount is inclusive of expense reimbursements. Absent such reimbursements, the Fund is authorized to pay up to .50% of average daily net assets for Class B and Class C shares.


     In adopting the Plans, the Directors determined that the adoption of the Plans is in the best interests of the Fund and its shareholders, that there is a reasonable likelihood that the Plans will benefit the Fund and its shareholders, and that the Plans are essential to, and an integral part of, the Fund's program for financing the sale of shares to the public.


     Distributor is a broker/dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the NASD. Distributor's address is The SunAmerica Center, 733 Third Avenue, New York, New York 10017.

     The Fund will indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of the Act against any losses, claims, damages or liabilities to which the Distributor or such controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or Statement of Additional Information or any other written sales material prepared by the Fund. The Distributor shall be liable for any error of judgment or mistake of law or for any loss suffered by the Fund resulting from willful misfeasance, bad faith or gross negligence, in the performance of its duties.


Suspension of Sales

     From time to time the Fund may suspend the continuous offering of its shares in response to market conditions in the securities markets or otherwise, and may later resume the continuous offering. During any such suspension, shareholders who reinvest their distributions in additional shares will be permitted to continue reinvestments, and the Fund may permit tax sheltered retirement plans that own shares to purchase additional shares of the Fund. The Fund may refuse any order for the purchase of shares.

     The  Fund  is  not  an   appropriate   investment  for  investors  who  are
market-timers. Investors who engage in excessive in-and-out trading activity generate additional costs that are borne by all of the Fund's shareholders. To minimize these costs, which reduce the ultimate returns achieved by all shareholders, the Fund reserves the right to reject any purchase orders from investors identified as market-timers.

Considerations for Retirement Plan Investors

     Retirement plan investors should be aware of certain features of the Fund that may affect their decision as to whether the Fund is an appropriate investment for the retirement plan. Unlike shares of an open-end mutual fund, Fund shares are not redeemable on each day that the Fund is open for business; and unlike traditional closed end funds, shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted a policy of Monthly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Even during a Repurchase Offer, a shareholder may not be able to have all of the shares it wishes to tender be repurchased by the Fund. Moreover, shares repurchased may be subject to the Early Withdrawal Charge.

     The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets that are invested in the Fund.

     The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.

--------------------------------------------------------------------------------
                              SHAREHOLDER SERVICES
--------------------------------------------------------------------------------

     For additional information on any of the programs described in the following sections, you should contact the Fund or eligible securities dealers.

Automatic Investment Plan


     Shareholders who open an account who wish to make subsequent monthly investments in the Fund may establish an Automatic Investment Plan as part of the initial Application or subsequently by submitting a Supplemental Account Application. The frequency with which the investments occur is specified by the shareholder. Participation in the Automatic Investment Plan may be discontinued at any time by the shareholder, or if a debit is not honored.


Transfer of Shares

     Shareholders may transfer Fund shares to family members and others at any time without incurring an Early Withdrawal Charge being imposed at that time. Shareholders should consult their tax adviser concerning transfers.

Telephone Transactions

     Shareholders are not permitted to request exchanges and/or repurchases by telephone.

Payment


     Payment for shares repurchased will be made by federal wire or by mail as specified by the shareholder in the Fund Application. Payment will normally be sent on the business day following the date of receipt of the request. Payment by wire to the shareholder's bank account must be in amounts of $1,000 or more. The Fund will assess a charge of $15 for wire transfers, banks may also assess charges for the transaction. Payments by mail may only be sent to an account address of record and may only be payable to the registered owner(s).

     Most shares are electronically recorded. If you wish to have certificates for your shares, please call Shareholder/Dealer Services at 1-800-858-8850, extension 5125, for further information. You may sell or exchange certificated shares only by returning the certificates to the Funds, along with a letter of instruction and a signature guarantee. The Funds do not issue certificates for fractional shares.

How to Obtain Investment Information

     In general, you will receive account statements as follows:

     o after every transaction that affects your account balance (except a dividend reinvestment or automatic purchase from your bank account)

     o    after any changes of name or address of the registered owner(s)

     o in all other circumstances, quarterly or annually, depending upon the Fund

     Every year you should also receive, if applicable, an IRS Form 1099 tax information statement, mailed by January 31.

--------------------------------------------------------------------------------
                                 DISTRIBUTIONS
--------------------------------------------------------------------------------


     The Fund generally distributes most or all of its net earnings in the form of dividends. Income dividends, if any, are declared daily and paid monthly. Capital gains distributions, if any, are paid at least annually by the Fund.

     Your dividends and distributions, if any, will be automatically reinvested in additional shares of the same Fund and share class on which they were paid, unless you elect in writing, not less than five business days prior to the payment date, to receive amounts in excess of $10 in cash. Alternatively, dividends and distributions may be reinvested in any fund distributed by SunAmerica Capital Services, Inc. or, you may receive amounts in excess of $10.00 in cash if you elect in writing not less than 5 business days prior to the payment date. You will need to complete the relevant part of the Account Application to elect one of these other options. For existing accounts, contact your broker or financial advisor or call Shareholder/Dealer Services at 1-800-858-8850, extension 5125 to change dividend and distribution payment options.


--------------------------------------------------------------------------------
                                     TAXES
--------------------------------------------------------------------------------


     The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code"). In any taxable year in which it so qualifies, the Fund will not be liable for federal income or excise taxes to the extent that it timely distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. (For a detailed discussion of tax issues pertaining to the Fund, see "Taxes" in the Statement of Additional Information.)


     Distributions paid by the Fund from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss will be treated as ordinary income in the hands of the shareholders to the extent of the Fund's earnings and profits. (Any such distributions in excess of the Fund's earnings and profits first will reduce a shareholder's basis in his or her shares and, after that basis is reduced to zero, will constitute capital gains to the shareholder, assuming the shares are held as a capital asset.) Distributions, if any, from the excess of net long-term capital gain over net short-term capital loss and designated as capital gains dividends are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders and will generally be subject to a maximum federal tax rate of 20%. Distributions will be taxed as described above, whether received by the shareholders in cash or in additional shares. It is not expected that any portion of distributions will be eligible for the corporate dividends-received deduction.

     Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

     A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and any Fund shares the holder is considered to own pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term--capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.


     Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings and profits, and the shareholder's basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders should consult their tax advisors regarding any of these issues.


     The Fund has obtained an opinion of counsel (the "Opinion) (which opinion is not binding on the Internal Revenue Service) concluding that shareholders will not recognize gain or loss upon the conversion of Class B or Class C shares into Class A shares. The Opinion also concludes that a shareholder's basis in Class A shares received will equal his basis in the shares surrendered, and that the shareholder's holding period for the shares received will include his holding period for the shares surrendered.


     The Fund must withhold 30% from distributions and repurchase payments, if any, payable to any individuals and certain other noncorporate shareholders who have not furnished to the Fund a correct taxpayer identification number ("TIN") or a properly completed claim for exemption on Form W-8 or W-9, or who are otherwise subject to such "backup withholding." When establishing an account, an investor must certify under penalties of perjury that the investor's TIN (generally, his or her social security number) is correct and that the investor is not otherwise subject to backup withholding.


     Nonresident alien individuals, foreign corporations and certain other foreign entities generally will be subject to a U.S. withholding tax at a rate of 30% (or lower treaty rate) on distributions from ordinary income and from the excess of net short-term capital gain over net long-term capital loss. Distributions to such shareholders from the excess of net long-term capital gain over net short-term capital loss and any amount treated as gain from the sale or other disposition of shares of the Fund generally will not be subject to U.S. taxation, provided that the shareholder has certified nonresident alien status. Different U.S. tax consequences may result if the shareholder is engaged in a trade or business in the United States or is present in the United States for specified periods of time during a taxable year. Foreign shareholders should consult their tax advisers regarding the U.S. and foreign tax consequences of an investment in the Fund.


     The discussion contained in this section is a general and abbreviated summary of certain federal tax considerations affecting the Fund and its shareholders, and is not intended as tax advice or to address a shareholder's particular circumstances. This discussion does not address non-federal tax consequences, or the special tax rules applicable to certain classes of investors, such as retirement plans, tax-exempt entities, insurance companies and financial institutions. For further information, reference should be made to the pertinent sections of the Code and the regulations promulgated or proposed thereunder, which are subject to change by legislative, judicial, or administrative action, either prospectively or retroactively. Investors are urged to consult their tax advisors regarding specific questions as to federal, state, local, or foreign taxes. The Fund does not provide any guarantee regarding the tax consequences of investing in the Fund.


--------------------------------------------------------------------------------
                             DESCRIPTION OF SHARES
--------------------------------------------------------------------------------

     The Fund is a corporation organized under Maryland law. The Fund was incorporated on March 6, 1998. The Fund's Board of Directors is responsible for the overall management and supervision of its affairs.

     The Fund is authorized to issue 1 billion shares of common stock $0.01 par value per share. These shares are currently divided into four classes of shares, designated as Class A, Class B, Class C and Class D shares. All shares of common stock have equal voting rights (except as described below with respect to matters specifically affecting a class of shares) and have no preemptive or conversion rights (other than the automatic conversion rights of Class B and Old Class C Shares to convert to Class A shares under the Multiple Pricing System.) The per-share net asset value of each class of shares is calculated separately and may differ as between classes as a result of the differences in distribution and service fees payable by the classes and the allocation of certain incremental class-specific expenses to the appropriate class to which such expenses apply.

     All shares of the Fund have equal voting rights and will be voted in the aggregate, and not by class, except where voting by class is required by law, or where the matter involved affects only one class (for example matters pertaining to the plan of distribution relating to Class B shares will only be voted on by Class B shares). In accordance with the Fund's Articles of Incorporation, the Board of Directors may classify and reclassify unissued shares and may authorize the creation of additional classes of shares with such preferences, privileges, limitations and voting and dividend rights as the Board may determine.

     Each share of each class of common stock is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. In the event of liquidation, each share of common stock of the Fund is entitled to its portion of all the Fund's assets after all debts and expenses of the Fund have been paid. The Fund's shares do not have cumulative voting rights for the election of directors.

     The Fund does not intend to hold annual meetings of shareholders unless otherwise required by law. The Fund will not be required to hold meetings of shareholders unless, for example, the election of directors is required to be acted on by shareholders under the 1940 Act.


     The following table sets forth information for each class of the Fund's authorized securities, as of December 31, 2001;

          (1)                  (2)                  (3)                  (4)
                                                                        Amount
                                                                     Outstanding
                                               Amount Held by       Exclusive of
                                            Registrant or for its   Amount Shown
Title of Class          Amount Authorized        Account(3)           Under(3)
-------------           -----------------   ---------------------   ------------
Class A ...........    300,000,000 shares           None                      0
Class B ...........    300,000,000 shares           None              4,689,263
Class C ...........    300,000,000 shares           None             15,583,867
Class D ...........    100,000,000 shares           None              2,919,437

     The Fund's Articles of Incorporation generally may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under "Anti-Takeover Provisions"). The Fund will continue indefinitely.

Anti-Takeover Provisions


     The Fund has certain anti-takeover provisions in its Articles of Incorporation that are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause the Fund to engage in certain transactions, or to modify the Fund's structure.

     The affirmative vote or consent of the holders of two-thirds of the Fund's capital stock outstanding and entitled to vote on the matter (a greater vote than that required by the 1940 Act), is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. However, if two-thirds of the Board of Directors recommends conversion, the approval by vote of the holders of a majority of the outstanding shares entitled to vote on the matter will be sufficient. This provision of the Fund's Articles of Incorporation may not be amended without the affirmative vote or consent of two-thirds of the Fund's outstanding shares of capital stock.

     The affirmative vote or consent of the holders of at least three-fourths of the Fund's shares of capital stock outstanding and entitled to vote on the matter is required to approve any of the following Fund transactions (the "Transactions"):

     (a) merger, consolidation, or statutory share exchange with or into any person;

     (b) issuance of any Fund securities to any person for cash, securities, or other property having a fair market value of $1,000,000 or more, except for issuance or transfers of debt securities, sales of securities in connection with a public offering, issuance of securities pursuant to a dividend reinvestment plan, issuance of securities on the exercise of any stock subscription rights distributed by the Fund, and portfolio transactions effected in the ordinary course of business;

     (c) sale, lease, exchange, mortgage, pledge, transfer, or other disposition by the Fund of any assets having an aggregate fair market value of $1,000,000 or more, except for portfolio transactions conducted in the ordinary course of business;

     (d)  voluntary  liquidation  or dissolution of the Fund, or an amendment to
          the  Fund's  Articles  of   Incorporation   to  terminate  the  Fund's
          existence; or

     (e) unless federal law requires a lesser vote, any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets as to which shareholder approval is required under Maryland or federal law.

     In addition, in the case of a Transaction listed in (a), (b) or (c) above, the affirmative vote or consent of the holders of at least two-thirds of the Fund's shares of capital stock outstanding and entitled to vote on the matter, excluding votes entitled to be cast by the person (or an affiliate of the person) who is a party to the Transaction with the Fund, is required.

     However, the shareholder votes mentioned above will not be required with respect to any Transaction (other than those set forth in (e) above) approved by a vote of three-fourths of the Continuing Directors, including a majority of the Continuing Directors (as defined in the Articles of Incorporation) who are not "interested persons" of the Fund, as that term is defined in the 1940 Act. In that case, if Maryland law requires shareholder approval, the affirmative vote of a majority of the shares of capital stock of the Fund outstanding and entitled to vote on the matter is required.

     The provisions of the Fund's Articles of Incorporation described in this section relating to approval of Transactions may not be amended without the affirmative vote or consent of three-fourths of the Fund's outstanding shares of capital stock. For the full text of these provisions, see the Articles of Incorporation on file with the Securities and Exchange Commission.

     The provisions described in this section will make it more difficult to convert the Fund to an open-end investment company and to consummate the Transactions without the approval of the Board of Directors. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices (in the event that a secondary market for the Fund shares develops) by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Directors has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid to shareholders.


--------------------------------------------------------------------------------
                                   THE MERGER
--------------------------------------------------------------------------------

     On August 29, 2001, American International Group, Inc. ("AIG"), a Delaware corporation acquired American General Corp. (the "Merger") and American General Asset Management Corp. ("AGAM") and American General Funds Distributors, Inc. ("AGFD") became subsidiaries of AIG. Since SunAmerica Asset Management Corp. ("SAAMCO") is also a subsidiary of AIG, in order to facilitate restructuring and eliminate duplication of functions which became apparent in the Merger, pursuant to approval by shareholders on October 19, 2001, SAAMCO replaced AGAM as Investment Adviser on November 16, 2001. Also as part of this restructuring, the Fund's name changed from the North American Senior Floating Rate Fund to the SunAmerica Senior Floating Rate Fund.

     Effective November 16. 2001, SAAMCO became investment adviser for the Fund, pursuant to approval by the Fund's shareholders. Previously, AGAM had served as the Fund's investment adviser. Effective June 1, 2001, Stanfield Capital Partners LLC ("Stanfield") became the Fund's subadviser. Previously CypressTree Investment Management Company, Inc. ("CIMCO") had been subadviser to the Fund. Also effective November 16, 2001, SunAmerica Capital Services, Inc. ("SACS"), an affiliate of SAAMCO, serves as principal underwriter and distributor for the Fund. Previously, AGFD served as principal underwriter and distributor for the Fund.


--------------------------------------------------------------------------------
                            REPORTS TO SHAREHOLDERS
--------------------------------------------------------------------------------

     The Fund will send semi-annual and annual reports to its shareholders. These reports will include financial statements which, in the case of the annual reports, will be audited by the Fund's independent certified public accountants. The Fund will provide shareholders with information necessary to prepare federal and state tax returns shortly after the end of each calendar year.

     To reduce expenses and to note our concern for the environment, we may deliver a single copy of most financial reports, proxy and information statements and prospectuses to investors who share an address, even if the accounts are registered under different names. If you would like to receive separate mailings, please call us and we will begin individual delivery within 30 days. In most cases, we also will deliver account statements for all the investors in a household in a single envelope.

     The Fund will describe the Repurchase Policy in its annual report to shareholders. The annual report also will disclose the number of Repurchase Offers conducted each year, the amount of each Repurchase Offer, the amount tendered each month, and the extent to which the Fund repurchased shares in an Oversubscribed Repurchase Offer.


--------------------------------------------------------------------------------
             STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

The Fund ..................................................................    3
Investment Restrictions and Fundamental Policies ..........................    3
Repurchase Offer Fundamental Policy .......................................    5
Management ................................................................    6
Directors and Officers of the Fund ........................................    7
Advisory, Administration and Distribution Services ........................   15
Annual Board Approval of the Advisory
 and Subadvisory Agreements ...............................................   18
Portfolio Transactions ....................................................   18
Custodian .................................................................   20
Transfer Agent ............................................................   21
Waiver of CDSC ............................................................   21
Liquidity Requirements ....................................................   22
Taxes .....................................................................   22
Performance Information ...................................................   27
Indemnification ...........................................................   28
Independent Accountants and Financial Statements ..........................   29
Other Information .........................................................   29
Appendix A - Description of Ratings .......................................   30

--------------------------------------------------------------------------------
                              FOR MORE INFORMATION
--------------------------------------------------------------------------------

The following documents contain more information about the Fund and are available free of charge upon request:

     Annual and Semi-annual Reports. Contain financial statements, performance data and information on portfolio holdings. The annual reports also contain a written analysis of market conditions and investment strategies that significantly affected the Fund's performance during the last applicable period.

     Statement of Additional Information (SAI). Contains additional information about the Fund's policies, investment restrictions and business structure. This prospectus incorporates the SAI by reference.

You may obtain copies of these documents or ask questions about the Fund by contacting:

          SunAmerica Fund Services, Inc.
          Mutual Fund Operations
          The SunAmerica Center
          733 Third Avenue, 3rd Floor
          New York, New York 10017-3204
          1-800-858-8850, extension 5125
          www.sunamericafunds.com

or

by calling your broker or financial advisor.

Information about the Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission, Washington, D.C. Call 1-202-942-8090 for information on the operation of the Public Reference Room. Information about the Fund is also available on the Securities and Exchange Commission's web-site at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-0102.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with any different information.

DISTRIBUTOR: SunAmerica Capital Services, Inc.

INVESTMENT COMPANY ACT
File No. 811-8727

Distributed by:

SunAmerica Capital Services, Inc.
The SunAmerica Center
733 Third Avenue
New York, NY 10017-3204
800-858-8850 ext. 5125

For more complete information on any of the mutual funds distributed by SunAmerica Capital Services, including charges and expenses, obtain a prospectus from your financial adviser or from the SunAmerica Sales Desk, 800-858-8850, ext. 5125. Read it carefully before you invest. The funds' daily net asset values are not guaranteed and their shares are not insured by the FDIC, the Federal Reserve Board or any other agency. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be higher or lower than your original cost.

www.sunamericafunds.com

SFPRO-4/02                                        [LOGO] SunAmerica Mutual Funds

                       STATEMENT OF ADDITIONAL INFORMATION


                                 APRIL 29, 2002

                   SUNAMERICA SENIOR FLOATING RATE FUND, INC.

                              The SunAmerica Center
                                733 Third Avenue
                               New York, NY 10017

     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY THE PROSPECTUS OF SUNAMERICA SENIOR FLOATING RATE FUND, INC. (THE "FUND") DATED APRIL 29, 2002, AS SUPPLEMENTED FROM TIME TO TIME. IN ADDITION, THE FUND'S FINANCIAL STATEMENTS APPEARING IN THE FUND'S DECEMBER 31, 2001 ANNUAL REPORT ARE INCORPORATED HEREIN BY REFERENCE. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS. COPIES OF THE PROSPECTUS AND ANNUAL REPORT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING THE FUND AT (800) 858-8850, EXT. 5125.

                                TABLE OF CONTENTS

THE FUND.......................................................................3

INVESTMENT RESTRICTIONS AND FUNDAMENTAL POLICIES...............................3

REPURCHASE OFFER FUNDAMENTAL POLICY............................................5

MANAGEMENT.....................................................................6

DIRECTORS AND OFFICERS OF THE FUND.............................................7

ADVISORY, ADMINISTRATION AND DISTRIBUTION SERVICES............................15

ANNUAL BOARD APPROVAL OF THE ADVISORY AND SUBADVISORY AGREEMENTS..............17

PORTFOLIO TRANSACTIONS........................................................18

CUSTODIAN.....................................................................20

TRANSFER AGENT................................................................21

WAIVER OF CDSC................................................................21

LIQUIDITY REQUIREMENTS........................................................22

TAXES.........................................................................22

PERFORMANCE INFORMATION.......................................................27

INDEMNIFICATION...............................................................27

INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS..............................29

OTHER INFORMATION.............................................................29

APPENDIX A - DESCRIPTION OF RATINGS...........................................30

                                    THE FUND


     SunAmerica Senior Floating Rate Fund, Inc. (the "Fund") is a closed-end, non-diversified management investment company organized in Maryland in 1998 that continuously offers its shares to the public. The Fund will conduct monthly repurchase offers for its shares. The Fund's principal office is located at The SunAmerica Center, 733 Third Avenue, New York, NY 10017. Capitalized terms used in this Statement of Additional Information and not otherwise defined herein have the meanings given them in the Fund's Prospectus.

     On August 29, 2001, American International Group, Inc. ("AIG"), a Delaware corporation acquired American General Corp. (the "Merger") and American General Asset Management Corp. ("AGAM") and American General Funds Distributors, Inc. ("AGFD") became subsidiaries of AIG. Since SunAmerica Asset Management Corp. ("SAAMCo") is also a subsidiary of AIG, in order to facilitate restructuring and eliminate duplication of functions which became apparent in the Merger, pursuant to approval by shareholders on October 19, 2001, SAAMCo replaced AGAM as Investment Adviser on November 16, 2001. Also as part of this restructuring, the Fund's name changed from the North American Senior Floating Rate Fund to the SunAmerica Senior Floating Rate Fund.

     Effective November 16, 2001, SAAMCo became investment adviser for the Fund, pursuant to approval by the Fund's shareholders. Previously, AGAM had served as the Fund's investment adviser. Effective June 1, 2001, Stanfield Capital Partners LLC ("Stanfield") became the Fund's subadviser. Previously, CypressTree Investment Management Company, Inc. ("CIMCO") had been subadviser to the Fund. Also effective November 16, 2001, SunAmerica Capital Services, Inc. ("SACS"), an affiliate of SAAMCo, serves as principal underwriter and distributor for the Fund. Previously, AGFD served as principal underwriter and distributor for the Fund.


                INVESTMENT RESTRICTIONS AND FUNDAMENTAL POLICIES

     The following fundamental policies cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. In accordance with the requirements of the 1940 Act a "majority of the Fund's outstanding voting securities" means the lesser of either: (a) the vote of 67 percent or more of the voting securities present at the annual or a special meeting of the Fund's shareholders, if the holders of more than 50 percent of the Fund's outstanding voting securities are present or represented by proxy; or
(b) the vote of more than 50 percent of the Fund's outstanding voting securities. The Fund may not:

     (a) Borrow money or issue senior securities, except as permitted by the 1940 Act;

     (b) Invest more than 25% of the Fund's total assets (taken at current value) in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction); provided that (i) there is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies and (ii) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities;

     (c) Make loans to other persons, except that the Fund may (i) acquire Loans, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (ii) enter into repurchase agreements, and (iii) lend its portfolio securities;

     (d) Underwrite securities issued by other persons, except insofar as it may be deemed technically to be an underwriter under the Securities Act of 1933 in selling or disposing of an investment;

     (e) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of Loans, securities or other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

     (f) Purchase or sell real estate, although it may purchase and sell securities secured by interests in real estate and securities of issuers that invest or deal in real estate; provided that the Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; or

     (g) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices or other financial instruments.

     The Fund has adopted the following nonfundamental investment policies which may be changed by the Fund's Board of Directors without shareholder approval. As a matter of nonfundamental policy, the Fund may not:

     (a) make short sales of securities or maintain a short position, unless at all times when a short position is open the Fund either owns an equal amount of such securities or owns securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issuer as, and equal in amount to, the securities sold short, and in any event only to the extent that no more than 5% of its net assets are committed to short sales;

     (b) purchase oil, gas or other mineral leases or purchase partnership interests in oil, gas or other mineral exploration or development programs;

     (c) invest more than 10% of its total assets (taken at current value) in the securities of issuers that, together with any predecessors, have a record of less than three years continuous operation, except U.S. Government securities, securities of issuers that are rated at least "A" by at least one nationally recognized statistical rating organization, municipal obligations and obligations issued or guaranteed by any foreign government or its agencies or instrumentalities; or

     (d)  invest  more  than 10% of its  total  assets  in  Loans of any  single
          Borrower.

     For the purpose of fundamental policies (a) and (e) and nonfundamental investment policy (a), the Fund's arrangements (including escrow, margin and collateral arrangements) with respect to transactions in all types of options and futures contract transactions shall not be considered to be (a) a borrowing of money or the issuance of securities (including senior securities) by the Fund, (b) a pledge of the Fund's assets,
(c) the purchase of a security on margin, or (d) a short sale or position.

     The Fund has no present intention of engaging in options or futures transactions, or in short sales, or of issuing preferred shares.

     For the purpose of fundamental policy (b), the Fund will consider all relevant factors in determining who is the issuer of the Loan, including the Borrower's credit quality, the amount and quality of the collateral, the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements), the degree to which the credit of an interpositioned person was deemed material to the decision to purchase the Loan, the interest rate environment, and general economic conditions applicable to the Borrower and an interpositioned person.

     Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in a investment management company with substantially the same investment objective, policies and restrictions as the Fund. This could allow creation of a "master/feeder" structure in the future.

     If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

                       REPURCHASE OFFER FUNDAMENTAL POLICY

     The Board of Directors  has adopted a resolution  setting  forth the Fund's
fundamental   policy  that  it  will  conduct  monthly  Repurchase  Offers  (the
"Repurchase Offer Fundamental Policy").

     The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one month and provides that the Fund shall conduct a Repurchase Offer each month (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Date will be on the last business day of the month. The Repurchase Offer Fundamental Policy also provides that the Pricing Date shall occur not later than three business days after the Repurchase Request Date.

     The Repurchase Offer Fundamental Policy only may be changed by a majority vote of the Fund's outstanding voting securities. In accordance with the requirements of the 1940 Act, a "majority of the Fund's outstanding voting securities" means the lesser of either: (a) the vote of 67 percent or more of the voting securities present at the annual or a special meeting of the Fund's shareholders, if the holders of more than 50 percent of the Fund's outstanding voting securities are present or represented by proxy; or (b) the vote of more than 50 percent of the Fund's outstanding voting securities.

                                   MANAGEMENT


     The following table lists the Directors and executive officers of the Company, their date of birth, current positions held with the Company, length of time served, principal occupations during the past five years, number of funds overseen within the fund complex and other directorships held outside of the fund complex. The SunAmerica Mutual Funds ("SAMF") consist of SunAmerica Equity Funds, SunAmerica Income Funds, SunAmerica Style Select Series, Inc., SunAmerica Strategic Investment Series, Inc. and SunAmerica Money Market Funds, Inc. Unless otherwise noted, the address of each executive officer and Director is The SunAmerica Center, 733 Third Avenue, New York NY 10017-3204. Directors who are not deemed to be "interested persons" of the Company as defined in the 1940 Act are referred to as "Noninterested Directors." Directors who are deemed to be "interested persons" of the Company are referred to as "Interested Directors."

DIRECTORS AND OFFICERS OF THE FUND

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                                                                                              NUMBER OF
                                                                                            PORTFOLIOS IN
                                POSITION(S)                                                 FUND COMPLEX
  NAME, ADDRESS AND              HELD WITH      LENGTH OF       PRINCIPAL OCCUPATION         OVERSEEN BY      OTHER DIRECTORSHIPS
    DATE OF BIRTH                 COMPANY      TIME SERVED     DURING THE LAST 5 YEARS        DIRECTOR(1)      HELD BY DIRECTOR(2)
------------------------------------------------------------------------------------------------------------------------------------
NONINTERESTED DIRECTORS

Dr. Judith L. Craven
DOB: October 6, 1945           Director        Since June      Retired Administrator.             72         Director, Compaq
                                               2000            Trustee, VALIC Company I                      Computer Corporation
                                                               (November 1998 to                             (1992 to present);
                                                               present); Director,                           Director, A.G. Belo
                                                               VALIC Company II,                             Corporation (1992 to
                                                               (August 1998 to                               present); Director,
                                                               present);                                     Sysco Corporation (1996
                                                               Director/Trustee of                           to present); Director,
                                                               SAMF; President, United                       Luby's, Inc. (1998 to
                                                               Way of the Texas Gulf                         present); Director,
                                                               Coast (1992-1998).                            University of Texas
                                                                                                             Board of Regents (May
                                                                                                             2001 to present).
                                                                                                             Formerly, Director,
                                                                                                             CypressTree Senior
                                                                                                             Floating Rate Fund,
                                                                                                             Inc. (June 2000 to May
                                                                                                             2001); Formerly,
                                                                                                             Director, Houston
                                                                                                             Branch of the Federal
                                                                                                             Reserve Bank of Dallas
                                                                                                             (1992-2000); Formerly,
                                                                                                             Board Member, Sisters
                                                                                                             of Charity of the
                                                                                                             Incarnate Word
                                                                                                             (1996-1999).
------------------------------------------------------------------------------------------------------------------------------------

--------
(1) The "Fund Complex" consists of all registered investment companies for which the Adviser or an affiliated person of the Adviser serves as investment adviser. The "Fund Complex" includes the SunAmerica Money Market Funds, Inc. (2 funds), SunAmerica Equity Funds (7 funds), SunAmerica Income Funds (6 funds), SunAmerica Style Select Series, Inc. (12 portfolios), SunAmerica Strategic Investment Series, Inc. (7 funds), Anchor Series Trust (8 portfolios), SunAmerica Senior Floating Rate Fund, Inc. (1 fund), VALIC Company I (22 portfolios), VALIC Company II (15 portfolios), SunAmerica Series Trust (31 portfolios), Seasons Series Trust (19 portfolios), Brazos Mutual Funds (5 portfolios) and Anchor Pathway Fund (7 series).

(2) Directorships of Companies required to report to the Securities and Exchange Commission under the Securities Exchange Act of 1934 (i.e. "public companies") or other investment companies regulated under the 1940 Act.


(3) Mr. Harbeck is considered to be an Interested Director because he serves as President and CEO of the Adviser, Director of AIGFAS, managing Director of JMIC, Director of SACS and Director and President of SAFS.

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                                                                                              NUMBER OF
                                                                                            PORTFOLIOS IN
                                POSITION(S)                                                 FUND COMPLEX
  NAME, ADDRESS AND              HELD WITH      LENGTH OF       PRINCIPAL OCCUPATION         OVERSEEN BY      OTHER DIRECTORSHIPS
    DATE OF BIRTH                 COMPANY      TIME SERVED     DURING THE LAST 5 YEARS        DIRECTOR(1)      HELD BY DIRECTOR(2)
------------------------------------------------------------------------------------------------------------------------------------
William F. Devin               Director        Since August    Director/Trustee of                72         Member of the Board of
DOB: December 30, 1938                         1998            SAMF;  VALIC Company I                        Governors, Boston Stock
                                                               and VALIC Company II.                         Exchange
                                                                                                             (1985-Present);
                                                                                                             formerly, Executive
                                                                                                             Vice President,
                                                                                                             Fidelity Capital
                                                                                                             Markets, a division of
                                                                                                             National Financial
                                                                                                             Services Corporation
                                                                                                             (1966-1996); formerly,
                                                                                                             Director Cypress Tree
                                                                                                             Senior Floating Rate
                                                                                                             Fund, Inc. (October
                                                                                                             1997-May 2001).
------------------------------------------------------------------------------------------------------------------------------------

Samuel M. Eisenstat                            Since           Attorney, solo                     43         Director of North
DOB: March 7, 1940             Director        November 2001   practitioner, Chairman                        European Oil Royal
                                                               of the Boards of
                                                               Directors/Trustees of
                                                               SAMF and AST.

------------------------------------------------------------------------------------------------------------------------------------

Stephen J. Gutman              Director        Since           Partner and Managing               43         None
DOB: May 10, 1943                              November 2001   Member of B.B.
                                                               Associates LLC (menswear
                                                               specialty retailing and
                                                               other activities) since
                                                               June 1988;
                                                               Director/Trustee of SAMF
                                                               and  AST.

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------------------------------------------------------------------------------------------------------------------------------------

                                                                                              NUMBER OF
                                                                                            PORTFOLIOS IN
                                POSITION(S)                                                 FUND COMPLEX
  NAME, ADDRESS AND              HELD WITH      LENGTH OF       PRINCIPAL OCCUPATION         OVERSEEN BY      OTHER DIRECTORSHIPS
    DATE OF BIRTH                 COMPANY      TIME SERVED     DURING THE LAST 5 YEARS        DIRECTOR(1)      HELD BY DIRECTOR(2)
------------------------------------------------------------------------------------------------------------------------------------
INTERESTED DIRECTORS

Peter A. Harbeck               Director and    Since           Director and President,            80         None
DOB: January 23, 1954(3)       President       November 2001   the Adviser, since
                                                               August 1995; Director,
                                                               AIG Financial Advisor
                                                               Services, Inc.
                                                               ("AIGFAS") since
                                                               February 2000; Managing
                                                               Director, John McStay
                                                               Investment Counsel,
                                                               L.P.  ("JMIC") since
                                                               June 1999; Director,
                                                               Inc., SACS since August
                                                               1993; Director and
                                                               President, SunAmerica
                                                               Fund Services, Inc.,
                                                               ("SAFS"), since May
                                                               1988; President, SAMF
                                                               and AST.
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

                                                                         NUMBER OF
                                                                         PORTFOLIOS
                                                      PRINCIPAL          IN FUND
                          POSITIONS                   OCCUPATION (S)     COMPLEX
NAME, ADDRESS AND         HELD WITH      LENGTH OF    DURING PAST 5      OVERSEEN BY    OTHER DIRECTORSHIPS HELD
DATE OF BIRTH             TRUST          TIME SERVED  YEARS              TRUSTEE        BY TRUSTEE
-------------------------------------------------------------------------------------------------------------------
OFFICERS

Donna M. Handel           Vice           Since        Vice President     N/A            N/A
DOB:  June 25, 1966       President      November     (since November
                          and            2001         2000), Seasons
                          Assistant                   and APF;
                          Treasurer                   Assistant
                                                      Treasurer,
                                                      Seasons and APF
                                                      (since October
                                                      1999); Vice
                                                      President,
                                                      SAAMCo (since
                                                      August 1996);
                                                      Vice President
                                                      (since 2000) and
                                                      Assistant
                                                      Treasurer (since
                                                      1996),
                                                      SunAmerica
                                                      Equity Funds,
                                                      SunAmerica
                                                      Income Funds and
                                                      SunAmerica Money
                                                      Market Funds,
                                                      Inc. , Anchor
                                                      Series Trust
                                                      ("AST") and
                                                      SunAmerica Style
                                                      Select Series,
                                                      Inc. ("Style
                                                      Select"); Vice
                                                      President (since
                                                      2000) and
                                                      Assistant
                                                      Treasurer (since
                                                      1999),
                                                      SunAmerica
                                                      Strategic
                                                      Investment
                                                      Series, Inc.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

                                                                         NUMBER OF
                                                                         PORTFOLIOS
                                                      PRINCIPAL          IN FUND
                          POSITIONS                   OCCUPATION (S)     COMPLEX
NAME, ADDRESS AND         HELD WITH      LENGTH OF    DURING PAST 5      OVERSEEN BY    OTHER DIRECTORSHIPS HELD
DATE OF BIRTH             TRUST          TIME SERVED  YEARS              TRUSTEE        BY TRUSTEE
-------------------------------------------------------------------------------------------------------------------
Peter C. Sutton           Treasurer      Since        Chief Operating    N/A            N/A
DOB: August 22, 1964                     November     Officer , SAAMCo
                                         2001         (since March
                                                      2002); Senior
                                                      Vice President,
                                                      SAAMCo (since
                                                      April 1997) and
                                                      Vice President
                                                      thereof
                                                      (1994-1997);
                                                      Treasurer (since
                                                      February 1996),
                                                      SunAmerica
                                                      Equity Funds,
                                                      SunAmerica
                                                      Income Funds and
                                                      SunAmerica Money
                                                      Market Funds,
                                                      Inc., AST and
                                                      Style Select
                                                      (since 1996) and
                                                      SunAmerica
                                                      Strategic
                                                      Investment
                                                      Series, Inc.
                                                      (since 1999);
                                                      Vice President
                                                      and Assistant
                                                      Treasurer,
                                                      Brazos Mutual
                                                      Funds (since May
                                                      1999); Vice
                                                      President,
                                                      Treasurer and
                                                      Controller, APF
                                                      and Seasons
                                                      (since February
                                                      2000; joined
                                                      SAAMCo in 1990
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

                                                                         NUMBER OF
                                                                         PORTFOLIOS
                                                      PRINCIPAL          IN FUND
                          POSITIONS                   OCCUPATION (S)     COMPLEX
NAME, ADDRESS AND         HELD WITH      LENGTH OF    DURING PAST 5      OVERSEEN BY    OTHER DIRECTORSHIPS HELD
DATE OF BIRTH             TRUST          TIME SERVED  YEARS              TRUSTEE        BY TRUSTEE
-------------------------------------------------------------------------------------------------------------------
Robert M. Zakem                          Since        Senior Vice        N/A            N/A
DOB: January 26, 1958     Secretary      November     President and
                                         2001         General Counsel,
                                                      SAAMCo (since
                                                      April 1993);
                                                      Executive Vice
                                                      President,
                                                      General Counsel
                                                      and Director,
                                                      SunAmerica
                                                      Capital
                                                      Services, Inc.
                                                      (since February
                                                      1993); Vice
                                                      President,
                                                      General Counsel
                                                      and Assistant
                                                      Secretary,
                                                      SunAmerica Fund
                                                      Services, Inc.
                                                      (since January
                                                      1994); Secretary
                                                      and Chief
                                                      Compliance
                                                      Officer, SAMF
                                                      and AST (since
                                                      1993), Style
                                                      Select (since
                                                      1996) and
                                                      SunAmerica
                                                      Strategic
                                                      Investment
                                                      Series, Inc.
                                                      (since 1999);
                                                      Vice President
                                                      and Assistant
                                                      Secretary, APF
                                                      (since September
                                                      1993) and
                                                      Seasons (since
                                                      April 1997)
-------------------------------------------------------------------------------------------------------------------

     The Fund, SAAMCo and Stanfield have adopted codes of ethics under Rule 17j-1 of the 1940 Act. Subject to reporting and other requirements, these codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. These codes can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-942-8090. These codes are also available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.


EXECUTIVE COMPENSATION


     The Fund pays the fees and expenses of those Directors who are not Interested Persons (the "Noninterested Directors"). The Directors who are
Interested Persons receive no compensation from the Fund. Noninterested Directors receive $900 per quarter for each quarter during which the Director serves, plus $900 for each meeting atteInded in person and $500 for each telephone meeting. For the year ended December 31, 2001, the Directors earned the following compensation in their capacities as Directors:


                               COMPENSATION TABLE


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          TOTAL
                                                                                                       COMPENSATION
                                                            PENSION OR                                     FROM
                                                            RETIREMENT                                  REGISTRANT
                                  AGGREGATE                  BENEFITS            ESTIMATED                AND FUND
                                 COMPENSATION                ACCRUED AS           ANNUAL                  COMPLEX
                                     FROM                  PART OF FUND        BENEFITS UPON              PAID TO
DIRECTOR                          REGISTRANT                 EXPENSES*          RETIREMENT++             DIRECTORS*
-------------------------------------------------------------------------------------------------------------------------------
Samuel M. Eisenstat**+             $ 1,340                   $ 51,601             $ 49,016                $ 80,340
-------------------------------------------------------------------------------------------------------------------------------
Stephen J.  Gutman+                $ 1,340                   $ 53,219             $ 64,594                $ 76,340
-------------------------------------------------------------------------------------------------------------------------------
William F. Devin                   $ 9,508                   $     --             $ 44,800                $ 27,906
-------------------------------------------------------------------------------------------------------------------------------
Judith L. Craven                   $ 9,508                   $  5,119             $ 44,800                $ 59,833
-------------------------------------------------------------------------------------------------------------------------------

* Information is as of 12/31/01 for the investment companies in the complex that pay fees to these directors/trustees. The complex consists of the SAMF, SASFR, AST, VALIC Company I, VALIC Company II, SAST, SST, Brazos and Anchor Pathway Fund.

** Mr. Eisenstat receives additional compensation for serving as Chairman of some of the boards in the complex.

+    Elected to the Board effective as of November 16, 2001.

++   Assumes  the   Participant   elects  to  receive   benefits  in  15  yearly
     installments   for  the  SAMF  and  AST  Retirement  plans  and  10  yearly installments for VALIC Company I and VALIC Company II Retirement Plans.

     As permitted by Maryland law, there normally will be no meetings of Fund shareholders for the purpose of electing Directors in any year in which no such election is required under the 1940 Act. Under the 1940 Act, an annual meeting to elect Directors only is required when less than a majority of the Directors holding office have been elected by shareholders. If a meeting is required, the Directors will call a shareholders' meeting for the election of Directors. If no meeting is required, the Directors will continue to hold office and may appoint successor Directors. The shares of the Fund do not provide for cumulative voting. As a result, the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors and, in this event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Directors.

     Under the Fund's Articles of Incorporation, no person may serve as a Director if shareholders holding seventy-five percent (75%) of shares entitled to vote on the matter have removed him or her from office.


DIRECTOR OWNERSHIP OF FUND SHARES

The following table shows the dollar range of shares beneficially owned by each director.

DISINTERESTED DIRECTORS

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                                                                          AGGREGATE DOLLAR RANGE OF EQUITY
                                                                            SECURITIES IN ALL REGISTERED
                                                                          INVESTMENT COMPANIES OVERSEEN BY
                                            DOLLAR RANGE OF EQUITY        DIRECTOR IN FAMILY OF INVESTMENT
          NAME OF DIRECTOR                 SECURITIES IN THE FUND(1)                  COMPANIES(2)
-------------------------------------------------------------------------------------------------------------
Dr. Judith L. Craven                                 None                                None
-------------------------------------------------------------------------------------------------------------
William F. Devin                                     None                                None
-------------------------------------------------------------------------------------------------------------
Samuel M. Eisenstat                                  None                          $10,001-$50,000
-------------------------------------------------------------------------------------------------------------
Stephen J. Gutman                                    None                                None
-------------------------------------------------------------------------------------------------------------

(1) Includes the value of shares beneficially owned by each Director in each Fund as of December 31, 2001. Where a Fund is not listed with respect to a Director, the Director held no shares of the Fund.

(2) Includes the SunAmerica Mutual Funds (34 funds), Anchor Series Trust (8 portfolios) and SunAmerica Senior Floating Rate Fund, Inc. (1 fund),
     SunAmerica Series Trust (31 portfolios), Seasons Series Trust (19 portfolios) and Anchor Pathway Fund (7 series).

INTERESTED DIRECTORS

-------------------------------------------------------------------------------------------------------------
                                                                      AGGREGATE DOLLAR RANGE OF EQUITY
                                                                  SECURITIES IN ALL REGISTERED INVESTMENT
                                    DOLLAR RANGE OF EQUITY        COMPANIES OVERSEEN BY DIRECTOR IN FAMILY
      NAME OF DIRECTOR             SECURITIES IN THE FUND(1)              OF INVESTMENT COMPANIES(2)
-------------------------------------------------------------------------------------------------------------
Peter A. Harbeck                             None                                 $>100,000
-------------------------------------------------------------------------------------------------------------

     (1) Includes the value of shares beneficially owned by each Director in each Fund as of December 31, 2001. Where a Fund is not listed with respect to a Director, the Director held no shares of the Fund.

     (2) Includes the SunAmerica Mutual Funds (34 funds), Anchor Series Trust (8 portfolios) and SunAmerica Senior Floating Rate Fund, Inc. (1 fund), SunAmerica Series Trust (31 portfolios), Seasons Series Trust (19 portfolios) and Anchor Pathway Fund (7 series).

PRINCIPAL SHAREHOLDERS OF SECURITIES

     To the Fund's knowledge, as of April 3, 2002, the following person owned of record five percent or more of any class of the Fund's outstanding equity securities: CLASS D - FTC & Co., Denver, CO 80217- owned 10%. None of the officers or directors owns any shares of the Fund.


               ADVISORY, ADMINISTRATION AND DISTRIBUTION SERVICES


     SAAMCo is the Fund's investment adviser under an investment advisory agreement ("Advisory Agreement"). SAFS is the Fund's administrator under an administration agreement (the "Administration Agreement"). SAAMCo was organized as a Delaware corporation in 1982. It is an indirect, wholly owned subsidiary of SunAmerica, Inc., which in turn is a wholly owned subsidiary. AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. SAAMCo provides investment advice and management services to mutual funds and private accounts. As of December 31, 2002 SAAMCo managed, advised or administered assets of more than $41 billion. SAAMCo is located at The SunAmerica Center, 733 Third Avenue, New York, New York, 10017-3204.

     Stanfield serves as the Fund's subadviser under an investment subadvisory agreement (the "Subadvisory Agreement") between SAAMCo and Stanfield. Stanfield, a New York limited liability company, is an independent, management controlled company dedicated to credit-based investment strategies. Stanfield was formed in February 1998 by a team of investment professionals with strong high yield bank loans and high yield bond management capability. Since 1990, the investment professionals of Stanfield have managed assets aggregating approximately $9.9 billion. As of March 31, 2002, Stanfield's total assets under management were approximately $7.8 billion.

     The Fund will be responsible for all of its costs and expenses not expressly stated to be payable by: SAAMCo under the Advisory Agreement and Administration Agreement; Stanfield under the Subadvisory Agreement, or by Distributors under its Distribution Agreement. These costs and expenses may include (without limitation): expenses of acquiring, holding and disposing of securities and other investments, including brokerage commissions; shareholder servicing expenses; investment advisory and administration fees; custody and transfer agency fees and expenses, including those incurred for determining net asset value and keeping accounting books and records; expenses of pricing and valuation services; expenses of conducting repurchase offers; fees and expenses of registering under the securities laws, and other governmental fees; expenses of shareholders' or investors' meetings; compensation and expenses of Directors not affiliated with SAAMCo or Stanfield; interest, taxes and corporate fees; legal and accounting expenses; printing and mailing expenses; insurance premiums; expenses incurred in connection with litigation in which the Fund is a party and any legal obligation to indemnify its officers and Directors with respect to litigation; membership dues in investment company organizations; communications equipment expenses; and any nonrecurring or extraordinary expenses.

     The Advisory Agreement and Subadvisory Agreement were approved by the Board on July 16th - 17th, 2001. The Advisory Agreement continues in effect for an initial two-year term, and thereafter from year to year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or SAAMCo cast in person at a meeting specifically called for the purpose of voting on such approval and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Advisory Agreement will terminate automatically in the event of its assignment. The Subadvisory
Agreement may be continued from year to year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or Stanfield cast in person at a meeting specifically called for the purpose of voting on such approval; and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Subadvisory Agreement will terminate automatically in the event of its assignment. The Administration Agreement was approved by the Directors on July 16th - 17th, 2001 for a two-year term and may be continued from year to year after so long as the continuance is approved annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or SAAMCo cast in person at a meeting specifically called for the purpose of voting on such approval; and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. Each agreement may be terminated at any time without penalty on sixty (60) days' notice by the Directors or SAAMCo or Stanfield, as applicable, or by the vote of the majority of the outstanding Fund shares. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund on the part of SAAMCo or Stanfield, SAAMCo or Stanfield as applicable, will not be liable to the Fund for any loss incurred.

     SAAMCo will receive fees under the Advisory Agreement. For a description of the compensation that the Fund pays SAAMCo under the Advisory Agreement, see the Fund's current Prospectus. For the fiscal years ended December 31, 2001, 2000, and 1999, the Fund paid the Adviser(4) $2,302,991, $2,028,106 and $899,345 respectively, under the Advisory Agreement.

     For the fiscal years ended December 31, 2001, 2000, and 1999, the Fund paid net subadvisory fees of $706,568, $697,012 and $479,397 respectively, under the Subadvisory Agreement. The Subadviser(5) waived $204,039, $557,609 and $0 in subadvisory fees for the fiscal years ended December 31, 2001, 2000 and 1999, respectively.

     SAFS will receive fees under the Administration Agreement. For the fiscal year ended December 31, 2001, the Fund paid the Administrator(5) $1,083,760.

     SAAMCo has agreed, for initial term of one year, to waive a portion of its advisory fee or reimburse the Fund to prevent the total expenses of the Fund, excluding taxes, portfolio brokerage commissions, interest, certain litigation and indemnification expenses, and extraordinary expenses, from exceeding 1.45% of average daily net assets for Class A and Class B shares, 1.50% of average daily net assets for Class C shares and 1.25% of average daily net assets for Class D shares of the Fund. SAAMCo may, in its discretion, renew its fee waiver beyond the initial term. If the Adviser had not agreed to waive or reimburse these expenses, estimated Fund expenses for Class D shares would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, and other expenses of 1.02%; and total annual expenses of 2.27%. Absent such waiver or reimbursement, estimated expenses for Class B would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, distribution fee of 0.50% and other expenses of .47%, and total Fund operating expenses of 2.47%. Absent such waiver or reimbursement, estimated expenses for Class C would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, distribution fee of 0.50% and other expenses of ..52%, and total Fund operating expenses of 2.52%. Absent the waiver or reimbursement, total Fund operating expenses for Class A shares would be:
management  fee  of  0.85%;   interest  payment  on  borrowed  funds  of  0.00%;
administration fee of 0.40%; service fee of 0.25% and other expenses of 0.47%; and total annual expenses of 1.97%.

        ANNUAL BOARD APPROVAL OF THE ADVISORY AND SUBADVISORY AGREEMENTS

--------------------
(4) From January 1, 2001 until November 18, 2001 American General Asset Management served as Adviser. From November 19, 2001 until December 31, 2001 SunAmerica Asset Management Corp. served as Adviser.


(5) From January 1, 1999 until May 2001 Cypress Tree Investment Management Company, Inc. served as Subadviser. From June 2001 until December 31, 2001 Stanfield Capital Partners LLC served as Subadviser.

(6) From January 1, 2001 until November 18, 2001, American General Asset Management served as Administrator. From November 19, 2001 until December 31, 2001 SunAmerica Asset Management served as Administrator.

     The Board of Directors, including the Noninterested Directors, approved the continuation of the Advisory Agreement with SAAMCo with respect to the Fund for an additional one-year period. In approving the continuation of the Fund's Advisory Agreement, the Board, including the Noninterested Directors, considered
(i) the reasonableness of the Advisory fee in light of the nature and quality of advisory services to be provided and any additional benefits received by SAAMCo or its affiliates in connection with providing services to the Fund, (ii) SAAMCo's name recognition in the investment community and that SAAMCo has been a substantial history of providing investment management services and supervising and monitoring subadvisers, (iii) the nature, quality, cost and extent of administrative and shareholder services to be performed by SAAMCo and affiliated companies, (iv) the Fund's expense ratio, and expense ratios of similar funds,
(v) economies of scale, (vi) the terms of the agreement and (vii) the overall organization of the Adviser, as well as the Adviser's profitability and financial condition.

     Based on their evaluation of all material factors and assisted by the advice of independent counsel, the Directors, including the Noninterested Directors, concluded that the advisory fee structure is fair, reasonable, and that the Advisory Agreement should be approved.

     The Board of Directors, including all of the Noninterested Directors, considered and approved the Subadvisory Agreement. In approving the Subadvisory Agreement, the Board considered the nature and quality of the services reasonably anticipated to be provided and the results reasonably anticipated to be achieved by Stanfield; the amount and structure of investment advisers' fees generally and the fees payable under the Subadvisory Agreement; and the management, personnel and operations of Stanfield.

     After requesting and reviewing such information as they deemed necessary, the Board concluded that the approval of the Subadvisory Agreement was in the best interests of the Fund and its shareholders. The Noninterested Directors were advised by separate independent legal counsel throughout the process.


                             PORTFOLIO TRANSACTIONS


     Subject to policies established by the Board of Directors of the Fund and oversight by SAAMCo, Stanfield is primarily responsible for the execution of the Fund's portfolio transactions. In executing such transactions, Stanfield seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable fee, commission or spread), size of order, difficulty of execution and operational facilities of the firm involved, and the firm's risk in positioning a block of securities. While Stanfield generally seeks reasonably competitive fee or commission rates, the Fund does not necessarily pay the lowest commission or spread available.


     The Fund will purchase Loans in individually negotiated transactions with commercial banks, thrifts, insurance companies, finance companies and other financial institutions.  In  determining  whether to purchase  Loans from these  financial institutions, Stanfield may consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. While financial institutions generally are not required to repurchase Loans which they have sold, they may act as principal or on an agency basis in connection with the Fund's disposition of Loans. The Fund has no obligation to deal with any bank, broker or dealer in execution of transactions in portfolio securities.

     Other securities in which the Fund may invest are traded primarily in the over-the-counter markets, and the Fund intends to deal directly with the dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. These dealers attempt to profit from transactions by buying at the bid price and selling at the higher asked price in the market for the obligations (the difference between the bid and asked price customarily is referred to as the "spread"). The Fund also may purchase fixed-income and other securities from underwriters, the cost of which may include fees and concessions to the underwriters.


     It is not anticipated that the Fund will pay significant brokerage commissions. However, on occasion it may be necessary or desirable to purchase or sell a security through a broker on an agency basis, in which case the Fund will incur a brokerage commission. In executing all transactions, Stanfield seeks to obtain the best results for the Fund. For the period from the start of business to the date of this Statement of Additional Information, the Fund has paid no brokerage commissions.

     Consistent with the interests of the Fund, Stanfield may select brokers to execute the Fund's portfolio transactions on the basis of the research and brokerage services they provide to Stanfield for its use in managing the Fund and Stanfield's other advisory accounts. Such services may include (a) furnishing analyses, reports and information concerning issuers, industries, securities, geographic regions, economic factors and trends, portfolio strategy, and performance of accounts; and (b) effecting securities transactions and performing functions incidental to those securities transactions (such as clearance and settlement). Research and brokerage services received from such brokers are in addition to, and not in lieu of, the services required to be performed by Stanfield under the Subadvisory Agreement. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that Stanfield determines in good faith that such commission is reasonable in relation to the value of the services, in terms either of that particular transaction or the overall responsibility of Stanfield to the Fund and its other clients. In reaching this determination, Stanfield will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services. The receipt of this research will not reduce Stanfield's normal independent research activities. However, it enables Stanfield to avoid the additional expenses that could be incurred if Stanfield tried to develop comparable information through its own efforts.


     The Fund will not purchase securities from its affiliates in principal transactions.

     Stanfield is authorized to use research services provided by and to place portfolio transactions with brokerage firms including those that have provided assistance in the distribution of shares of the Fund.

     Stanfield may allocate brokerage transactions to broker-dealers that have entered into arrangements with the Fund under which the broker-dealer allocates a portion of the commission paid by the Fund toward payment of the Fund's expenses, such as transfer agent fees or custodian fees. However, the transaction quality must be comparable to those of other qualified broker-dealers.

     The frequency of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Fund's turnover rate will be between 50% and 100%. The Fund's portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when Stanfield deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever Stanfield believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves corresponding greater brokerage commissions, where applicable, and other transaction costs, if any, that the Fund will bear directly.

     If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by Stanfield are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by Stanfield, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold, among other things. In some cases this procedure would have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Fund.


                                    CUSTODIAN


     State Street Bank & Trust Company (the "Custodian") acts as custodian for the Fund. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110. In this capacity, State Street maintains the portfolio securities held by the Fund, administers the purchase and sale of portfolio securities and performs certain other duties. The custody fees are competitive within the industry.

     SAAMCo, Stanfield and their affiliates and their officers and employees from time to time have transactions with various banks, including the Fund's Custodian. It is the opinion of SAAMCo and Stanfield that the terms and conditions of these transactions were not and will not be influenced by existing or potential custodial or other relationships between the Fund and these banks.

                                 TRANSFER AGENT

     State Street Bank & Trust Company serves as transfer and dividend paying agent and as registrar. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110.

                                 WAIVER OF CDSC

     For a discussion of the waiver of CDSCs please see "How to Buy Fund Shares" in the prospectus. CDSCs may be waived on redemptions of Class B and Class C shares under certain circumstances. The conditions set forth below are applicable with respect to the following situations with the proper documentation:

     (a) DEATH. CDSCs may be waived on repurchases within one year following the death (i) of the sole shareholders on an individual account, (ii) of a joint tenant where the surviving joint tenant is the deceased spouse, or other custodial account. The CDSC waiver is also applicable in the case where shareholder account is registered as community property. If, upon the occurrence of one estate, the CDSC will be waived on any redemption from the estate account occurring within one year of the death. If the Class B or Class C shares are not redeemed within one year of the death, they will remain Class B or Class C shares, as applicable, and be subject to the applicable CDSC, when redeemed.

     (b) DISABILITY. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Code). To be eligible for such waiver, (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will charged.


                             LIQUIDITY REQUIREMENTS


     From the time that the Fund sends a Notification to shareholders until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100 percent of the Repurchase Offer Amount either in: (a) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within a period equal to the period between the Repurchase Date and the next Repurchase Request Deadline; or (b) assets that mature by the next Repurchase Payment Deadline.


     In the event that the Fund's assets fail to comply with the requirements in the preceding paragraph, the Board shall cause the Fund to take such action as the Board deems appropriate to ensure compliance.


     In supervising the Fund's operations and the actions of SAAMCo and Stanfield, the Board has adopted written procedures (the "Liquidity Procedures") reasonably designed, taking into account current market conditions and the Fund's investment objective, to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer Fundamental Policy and with the liquidity requirements described above.


     From time to time, the Board reviews the Fund's portfolio composition and makes and approves such changes to the liquidity Procedures as the Board deems necessary.

                                      TAXES


     Set forth below is a discussion of certain U.S. federal income tax issues concerning the Fund and the purchase, ownership, and disposition of Fund shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated or proposed thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership, or disposition of Fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.


     For a discussion of federal tax issues affecting shareholders of the Fund please see "Taxes" in the Prospectus.


     The Fund intends to qualify for the special tax treatment afforded regulated investment companies ("RICs") under Subchapter M of the Code. To quality for that treatment, the Fund must distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net ordinary investment income and net short-term capital gains) and must meet several additional requirements. Among these requirements are the following: (a) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of securities, and certain other related income; and (b) the Fund must diversify its investments so that at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets are represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to not more than 5% of the value of the Fund's total assets and not more than 10% of that issuer's voting securities, and (ii) not more than 25% of the value of its total assets may be invested in securities (other than U.S. Government securities and securities of other regulated investment companies) of any one issuer, or of two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses.


     Provided that the Fund satisfies the above requirements, it will not be subject to federal income tax on that part of its investment company taxable income and the excess of net long-term capital gain over net short-term capital loss that it distributes to shareholders.


     The Fund will be subject to a nondeductible 4% federal excise tax to the extent that it does not timely distribute during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general, as if the one-year period ending on October 31st were the Fund's taxable year, plus certain undistributed amounts from previous years. The Fund will be subject to the excise tax only on the amount by which it does not meet the foregoing distribution requirements. To avoid application of the excise tax, the Fund intends to distribute its income in accordance with the calendar year requirements.


     A distribution will be treated as paid on December 31 of a calendar year if it is declared by the Fund in October, November or December of that year with a record date in such a month and paid by the Fund during January of the following year. Such a distribution will be taxable to shareholders in the calendar year in which the distribution is declared, rather than the calendar year in which it is received.

DISTRIBUTIONS

     Distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. It is not excepted that dividends paid by the Fund to a corporate shareholder will be eligible for the dividends received deduction.

     The excess of net long-term capital gains over net short-term capital losses realized, distributed and properly designated by the Fund, whether paid in cash or reinvested in Fund shares, will generally be taxable to shareholders as long-term gain, regardless of how long a shareholder had held Fund shares.
Net capital gains from assets held for one year or less will be taxed as ordinary income.

     Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of newly issued shares will receive a report as to the net asset value of the shares received.

     If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by the Fund, such distribution generally will be taxable even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares of the Fund just prior to a distribution. The price of shares purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable to the shareholder.

DISPOSITIONS


     A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and is not considered to own any other Fund shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.


     Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings and profits, and the shareholder's basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders should to consult their tax advisors regarding these issues.

     If, within 90 days after purchasing Fund shares with a sales charge, a shareholder exchanges the shares and acquires new shares at a reduced (or without any) sales charge pursuant to a right acquired with the original shares, then the shareholder may not take the original sales charge into account in determining the shareholder's gain or loss on the disposition of the shares. Gain or loss will generally be determined by excluding all or a portion of the sales charge from the shareholder's tax basis in the exchanged shares, and the amount excluded will be treated as an amount paid for the new shares.

     Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

BACKUP WITHHOLDING


     The Fund  generally  will be required to withhold  federal  income tax at a rate of 30% ("backup withholding") from dividends paid, capital gain distributions, and redemption proceeds to shareholders if (1) the shareholder fails to furnish the Fund with the shareholder's correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Any amounts withheld may be credited against the shareholder's federal income tax liability.


OTHER TAXATION

     Distributions may be subject to additional state, local and foreign taxes, depending on each shareholder's particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above, including the likelihood that ordinary income dividends to them would be subject to withholding of U.S. tax at a rate of 30% (or a lower treaty rate, if applicable).

FUND INVESTMENTS


     Market Discount. If the Fund purchases a debt security at a price lower than the stated redemption price of such debt security, the excess of the stated redemption price over the purchase price is "market discount". If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the Fund in each taxable year in which the Fund owns an interest in such debt security and receives a partial principal payment on it. In particular, the Fund will be required to allocate that partial principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the partial principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the Fund at a constant rate over the time remaining to the debt security's maturity or, at the election of the Fund, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition (including the retirement) of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the "accrued market discount".

     Original Issue Discount. Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Very generally, original issue discount is defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Although no cash income on account of such discount is actually received by the Fund, original issue discount that accrues on a debt security in a given year generally is treated for federal income tax purposes as interest and, therefore, such income would be subject to the distribution requirements applicable to regulated investment companies. Some debt securities may be purchased by the Fund at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for federal income tax purposes (see above).


     Constructive Sales. Under certain circumstances, the Fund may recognize gain from a constructive sale of an "appreciated financial position" it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Fund would be treated as if it had sold and immediately repurchased the position and would be taxed on any gain from the constructive sale. The character of gain from a constructive sale would depend upon the Fund's holding period in the position. Constructive sale treatment does not apply to transactions closed before the end of the 30th day after the close of the taxable year, if certain conditions are met.

     Section 988 Gains or Losses. Gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of some investments, including debt securities and certain forward contracts denominated in a foreign currency, gains or losses attributable to fluctuations in the value of the foreign currency between the acquisition and disposition of the position also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as "section 988" gains or losses, increase or decrease the amount of the Fund's investment company taxable income available to be distributed to its shareholders as ordinary income. If section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make any ordinary dividend distributions, or distributions made before the losses were realized as an ordinary dividend, reducing each shareholder's basis in his or her Fund shares.


SWAPS.

     The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize payments under certain circumstances. The Fund will limit its activity in this regard in order to enable it to maintain its qualification as a RIC.

FOREIGN WITHHOLDING TAXES

     The Fund may be subject to foreign withholding or other taxes with respect to income on certain loans to foreign Borrowers. Tax conventions between certain countries and the United States may reduce or eliminate these foreign taxes. However, to the extent that foreign taxes are imposed, the taxes would reduce the yield on the Loans. Because not more than 50% of the value of the Fund's total assets at the close of any taxable year will consist of Loans to foreign borrowers, the Fund will not be eligible to pass through to shareholders their proportionate share of foreign taxes paid by the Fund, with the result that shareholders will not be entitled to take any foreign tax credits or deductions for foreign taxed paid by the Fund. However, the Fund may deduct foreign taxes in calculating its distributable income.

                             PERFORMANCE INFORMATION


     The Fund's current yield for the one-month period ending on December 31, 2001 was 4.25% for Class B shares, 4.47% for Class C shares and 4.73% for Class D shares. The Fund's effective yield for the same period was 4.62% for Class B shares 4.56% for Class C shares and 4.84% for Class D shares.

     The total investment return for the year ending December 31, 2001 was -0.41% for Class B shares and -0.45% for Class C shares. The total investment return from May 2, 2001 to December 31, 2001 was -0.79% for Class D shares. On December 31, 2001, the net asset value of one Class B, C and D shares was $9.03.


     The calculation for yields and total investment return do not reflect the imposition of any early withdrawal charges.

     The Fund may advertise total return either on a cumulative or annualized basis.


     The Fund may provide information about SAAMCo, Stanfield, their affiliates and other related funds in sales material or advertisements provided to investors or prospective investors. Sales material or advertisements also may provide information on the use of investment professionals by investors. For further information, see "Performance Information" in the Fund's Prospectus.


     Past performance is not indicative of future results. Investment return and principal value will fluctuate. When redeemed, shares may be worth more or less than their original cost.

                                 INDEMNIFICATION

     Under the Fund's By-Laws, each officer and director of the Fund will be indemnified by the Fund to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity will not protect any such person against any liability to the Fund or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Fund to indemnify such person must be based upon the reasonable determination of independent legal counsel or the vote of a majority of a quorum of the directors who are neither "interested persons," as defined in Section 2(a) (19) of the 1940 Act, as amended, nor parties to the proceeding ("non-party independent directors"), after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that any liability or expense arose by reason of willful misfeasance, gad faith, gross negligence or reckless disregard of the duties of the director's or officer's office.

     Each officer and director of the Fund claiming indemnification will be entitled to advances from the Fund for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification by the Fund will provide to the Fund a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification will provide a security in form and amount acceptable to the Fund for his or her undertaking; (b) the Fund is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, will determine, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     The Fund may indemnify, make advances or purchase insurance to the extent provided in its By-Laws on behalf of an employee or agent who is not an officer or director of the Fund.

     The indemnification provided by the Fund's By-Laws is not exclusive of any rights to which those seeking indemnification may be entitled under any law, agreement, vote of shareholders, or otherwise. The Fund's By-Laws do not authorize indemnification inconsistent with the 1940 Act or the Securities Act of 1933. Any indemnification provided by the Fund's By-Laws will continue as to a person who has ceased to be a director, officer, or employee, and will inure to the benefit of that person's heirs, executors and administrators. In addition, no amendment, modification or repeal of the indemnification provisions of the By-Laws will adversely affect any right or protection of an indemnitee that exists at the time of the amendment, modification or repeal.

                INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS


     PricewaterhouseCoopers LLP serves as the Independent Accountants for the Fund. The Independent Accountants address is 1177 Avenue of the Americas, New York, New York 10036. For periods prior to December 31, 2001, Deloitte & Touche LLP, 200 Berkley Street, Boston, Massachusetts, 02116, served as the independent accountants.

     The Fund's audited financial statements for the fiscal year ended December 31, 2001, including the independent accountants report, are set forth in the December 31, 2001 Annual Report and are incorporated herein by reference. Copies of the Fund's Semi-Annual and Annual Reports are available without charge by contacting the Fund's Distributor, SunAmerica Capital Services, Inc., The SunAmerica Center, 733 Third Avenue, New York, New York 10017.


                                OTHER INFORMATION


     The Fund's Prospectus and Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the Securities and Exchange Commission. The complete
Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by its rules and regulations. The complete Registration Statement also is available on the Commission's website (http:\\www.sec.gov).

                       APPENDIX A - DESCRIPTION OF RATINGS

MOODY'S LONG-TERM DEBT RATINGS

     Aaa Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together, with an Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

     A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper- medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

     Baa Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

     C Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its long-term debt ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic category.

--------------------------------------------------------------------------------
                                     PART C
--------------------------------------------------------------------------------

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (1) FINANCIAL STATEMENTS:


         INCLUDED IN PART A:   Financial Highlights

         INCORPORATED BY REFERENCE IN PART B:


                               (i)   Portfolio of Investments, December 31, 2001
                               (ii)  Statement of Assets and Liabilities,
                                     December 31, 2001
                               (iii) Statement of Operation - for the year
                                     ended December 31, 2001
                               (iv) Statement of Changes in Net Assets - for the years ended December 31, 2000 and December 31, 2001
                               (v)   Statement of Cash Flows - for the year
                                     ended December 31, 2001
                               (vi)  Notes to Financial Statements

(2) EXHIBITS:


(a)(1)        Articles of Incorporation*
(a)(2)        Articles Supplementary**
(a)(3)        Articles Supplementary (filed herewith)
(a)(4)        Form of Articles Supplementary*******
(b)           By-Laws****
(b)(1)        Form of Amendment to the By-Laws*******
(c)           Not applicable
(d)           Not applicable
(e)           Form of Dividend Reinvestment Plan****
(f)           Not applicable
(g)(1)(a)     Form of Advisory Agreement (filed herewith)
(g)(2)(a)     Form of Sub-Advisory Agreement (filed herewith)
(h)(1)        Form of Distribution Agreement (filed herewith)
(h)(2)        Form of Selling Agreement (filed herewith)
(i)           Not applicable
(j)           Form of Custodian Agreement****
(j)(1)        Form of Amendment to the Custodian Agreement******
(k)           Form of Administration Agreement (filed herewith)
(k)(1) Form of Agreement and Plan of Reorganization between North American Senior Floating Rate Fund, Inc. and CypressTree Senior Floating Rate Fund, Inc.*******
(l)           Opinion and Consent of Counsel (filed herewith)

(m)           Not applicable
(n)(1)        Consent of Independent Accountants (filed herewith)
(n)(2)        Consent of Independent Accountants (filed herewith)
(o)           Not applicable
(p)           Investment Letter*
(q)           Form of Model Retirement Plan*
(r)(1)        Code of Ethics of Stanfield (filed herewith)
(r)(2) Code of Ethics of SunAmerica Asset Management Corp. (filed herewith)
(s)(1)        Distribution Plan--Class A Shares****
(s)(2)        Distribution Plan--Class B Shares****
(s)(3)        Distribution Plan--Class C Shares****
(s)(4)        Amended and Restated Multi-class Plan*******
(z)(1)        Power of Attorney (filed herewith)


   * Filed as an exhibit to Amendment No. 2 to Registration Statement on Form N-2 of Registrant, filed August 6, 1998 (File No. 333-49273), incorporated by reference herein.
  ** Filed as an Exhibit to Registration Statement on Form N-2 of Registrant, filed August 4, 1999 (File No. 333-84429), incorporated by reference herein.
 *** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed April 3, 1998 (File No. 333-49273), incorporated by reference herein.
**** Filed as an exhibit to Amendment No. 1 to Registration Statement on Form N-2 of Registrant, filed July 20, 1998 (File No. 333-49273), incorporated by reference herein.
***** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed March 17, 2000 (File No. 333-32798), incorporated by reference herein.
****** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed January 17, 2001 (File No. 333-53840), incorporated by reference herein.
******* Filed  as  an  exhibit  to  Registration   Statement  on  Form  N-14  of
        Registrant, filed January 26, 2001, incorporated by reference herein.

ITEM 25. MARKETING ARRANGEMENTS

       Not Applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Not applicable



     Not applicable

ITEM 28. NUMBER OF HOLDERS OF SECURITIES


TITLE OF CLASS                   NUMBER OF RECORD HOLDERS
Class A Common Stock                       0
Class B Common Stock                   1,386
Class C Common Stock                   4,375
Class D Common Stock                     727


ITEM 29. INDEMNIFICATION

     The Registrant's Articles of Incorporation and By-Laws contain provisions limiting the liability, and providing for indemnification, of the Directors and officers under certain circumstances. Article IX of the Fund's Articles of Incorporation, filed as Exhibit a to this Registration Statement, and Article VIII of the Fund's By-Laws, filed as Exhibit b to this Registration Statement, provide that the Fund shall indemnify its present and past Directors and officers, and may indemnify its employees and agents to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act). Section 2-418(b) of the Maryland General Corporation Law ("Maryland Code") permits the Fund to indemnify its Directors unless it is established that the act or omission of the Director was material to the matter giving rise to the preceding, and (a) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; (b) the Director actually received an improper personal benefit in money, property or services or; or (c) in the case of any criminal proceeding, the Director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred by the Director in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 2-418(j)(2) of the Maryland Code, the Fund is permitted to indemnify its officers, employees and agents to the same extent as its Directors. The provisions set forth above apply insofar as consistent with
Section 17(h) of the 1940 Act, which prohibits indemnification of any Director or officer of the Fund against any liability to the Fund or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     Refer to the information set forth under the captions "Management of the Fund" in the Prospectus and "Advisory, Administrative and Distribution Services" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which summary is incorporated herein by reference. For information as to the business, profession, vocation or employment of a substantial nature of each director or officer of the adviser or subadviser, reference is made to the respective Form ADV, as amended, filed under the Investment Advisers Act of 1940.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS


     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be in the possession and custody of the Registrant's custodian, and transfer agent, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of SAAMCo, The SunAmerica Center, 733 Third Avenue, New York, N.Y. 10017. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of SAAMCo.


ITEM 32. MANAGEMENT SERVICES

  None.

ITEM 33. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

(1) (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (1) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the 1993 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2)  To send by first class mail or other means designed to ensure equally

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of and Commonwealth of Massachusetts on the 28th day of April 2002.

                                  SunAmerica Senior Floating Rate Fund, Inc.

                                  By: /s/ Peter A. Harbeck*
                                  -------------------------
                                  Peter A. Harbeck
                                  President


     Pursuant  to  the   requirements  of  the  Securities  act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                                   Title                           Date
         ---------                                   -----                           ----

                                          President and Director
             *                            (Principal Chief Executive                 4/28/02
----------------------------              Officer
Peter A. Harbeck

             *                            Treasurer (Principal Financial             4/28/02
----------------------------              and Accounting Officer
Peter C. Sutton

             *                            Director                                   4/28/02
----------------------------
Samuel M. Eisenstat

             *                            Director                                   4/28/02
----------------------------
Stephen J. Gutman

             *                            Director                                   4/28/02
----------------------------
Dr. Judith L. Craven

             *                            Director                                   4/28/02
----------------------------
William F. Devin

* By /s/ Peter E. Pisapia, Attorney-in-Fact
(pursuant to Power of Attorney filed as an
exhibit to Registration Statement on Form N-2
of Registrant filed herewith).

                                 Exhibit Index


(a)(3)    Articles Supplementary

(g)(1)(a) Form of Advisory Agreement

(g)(2)(a) Form of SubAdvisory Agreement

(h)(1)    Form of Distribution Agreement

(h)(2)    Form of Selling Agreement

(k)       Form of Administration Agreement

(l)       Opinion and Consent of Counsel

(n)(1)    Consent of Independent Accountants

(n)(2)    Consent of Independent Accountants

(r)(1)    Code of Ethics of SunAmerica Asset Management Corp.

(r)(2)    Code of Ethics of Stanfield Capital Partners LLC

(z)(1)    Power of Attorney